Exhibit 2.1

Agreement and Plan of Merger

Dated as of May 27, 2002

By and Among

United Defense Industries, Inc.,

UDII Torch Acquisition Corporation,

United States Marine Repair, Inc.,

and

TC Group, L.L.C., as Representative

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1
1.01.	Definitions	1

ARTICLE II THE MERGER		9
2.01.	The Merger	9
2.02.	Closing of the Merger	9
2.03.	Actions at the Closing	9
2.04.	Additional Action	9
2.05.	Effects of the Merger	9
2.06.	Certificate of Incorporation and By-laws	9
2.07.	Directors	9
2.08.	Officers	10

ARTICLE III CONSIDERATION; PAYMENT; EFFECT ON SHARES IN THE MERGER		10
3.01.	Maximum Merger Consideration	10
3.02.	Conversion of Shares	10
3.03.	Dissenters' Rights	10
3.04.	Options	11
3.05.	Payment for Shares and Options; Escrow Consideration	12
3.06.	Closing Net Debt	12
3.07.	Adjustment	13
3.08.	Appointment of Representative	14

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		14
4.01.	Corporate Existence and Power	14
4.02.	Corporate Authorization	14
4.03.	Capital Stock	15
4.04.	Subsidiaries	16
4.05.	Governmental Authorization	16
4.06.	No Conflicts	16
4.07.	No Default	17
4.08.	Required and Other Consents	17
4.09.	Financial Statements	17
4.10.	Absence of Certain Changes	18
4.11.	No Undisclosed Material Liabilities	18
4.12.	Properties	19
4.13.	Sufficiency of Assets	20
4.14.	Litigation	20
4.15.	Material Contracts	21
4.16.	Government Contracts	22

4.17.	Licenses and Permits	24
4.18.	Insurance Coverage	25
4.19.	Compliance with Laws	25
4.20.	Intellectual Property	25
4.21.	Employees	26
4.22.	Receivables	29
4.23.	Accounts Payable	29
4.24.	No Third Party Options	29
4.25.	Anti-Competitive Arrangements	29
4.26.	Major Suppliers, Customers and Distributors	30
4.27.	Ethical Practices.	30
4.28.	Finders' Fees	30
4.29.	Nuclear Services	30
4.30.	Environmental Compliance	31
4.31.	Preservation of Indemnification Claims	32
4.32.	Books and Records; Other Information	32

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT		33
5.01.	Organization and Existence	33
5.02.	Corporate Authorization	33
5.03.	Governmental Authorization	33
5.04.	No Conflicts	33
5.05.	Parent Financing	34
5.06.	Fairness Opinion	34
5.07.	Finders' Fees	34
5.08.	Litigation	34

ARTICLE VI COVENANTS OF THE COMPANY		34
6.01.	Conduct of the Business	34
6.02.	Access to Information	37
6.03.	Notices of Certain Events	37
6.04.	Insurance	38
6.05.	Supplements to Disclosure Schedule	38
6.06.	No Solicitation	39
6.07.	Customer Visits	39
6.08.	Supplemental Information	39
6.09.	Access to Company Employees	40
6.10.	Capital Air	40
6.11.	Termination of Certain Agreements	40
6.12.	Significant Employees	40
6.13.	Cancellation of Options	40
6.14.	Meeting of Stockholders	40

ARTICLE VII COVENANTS OF THE PARTIES		41
7.01.	Further Assurances	41
7.02.	Public Announcements; Confidentiality	42

iii

7.03.	Parent Financing	42
7.04.	Letters of Credit	42

ARTICLE VIII TAX MATTERS		43
8.01	Tax Matters	43

ARTICLE IX EMPLOYMENT MATTERS		43
9.01	Employment Matters	43

ARTICLE X CONDITIONS TO CLOSING		43
10.01.	Conditions to the Obligations of Each Party	43
10.02.	Conditions to Obligations of Parent and Acquisition	43
10.03.	Conditions to Obligation of the Company	45

ARTICLE XI SURVIVAL; INDEMNIFICATION		45
11.01.	Survival	45
11.02.	Indemnification by the Escrowed Stockholders	46
11.03.	Procedures for Third Party Claims	48
11.04.	Procedures for Direct Claims	49
11.05.	Release of Escrow Fund	50

ARTICLE XII TERMINATION		50
12.01.	Termination	50
12.02.	Effect of Termination	51

ARTICLE XIII MISCELLANEOUS		52
13.01.	Notices	52
13.02.	Amendments; No Waivers	53
13.03.	Expenses	53
13.04.	Successors and Assigns	53
13.05.	Governing Law	53
13.06.	Counterparts; Effectiveness	53
13.07.	Entire Agreement	54
13.08.	Dispute Resolution	54
13.09.	Captions	55
13.10.	Knowledge	55

EXHIBITS

Exhibit I	Tax Matters	I-1
Exhibit II	Employee Benefits	II-1

Exhibit 1.01-A	Certificate of Merger

iv

Exhibit 1.01-B	Form of Irrevocable Proxy, Waiver and Voting Agreement
Exhibit 3.05	Escrow Agreement
Exhibit 10.02(d)	Form of Non-Competition and Non-Solicitation Agreement
Exhibit 10.02(h)	Company Legal Opinion Matters
Exhibit 10.03(e)	Parent Legal Opinion Matters

*	The Table of Contents is not a part of this Agreement.

v

AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER, dated as of May 27, 2002 (this “Agreement”), is by and among United States Marine Repair, Inc., a Delaware corporation (the “Company”), United Defense Industries, Inc., a Delaware corporation (“Parent”), UDII Torch Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition”), and TC Group, L.L.C., a Delaware limited liability company, solely in its capacity as the Representative. Capitalized terms not otherwise defined herein have the meanings ascribed to such terms in Article I of this Agreement.

BACKGROUND

     A.     The Boards of Directors of the Company, Parent and Acquisition have each (i) determined that the Merger is advisable, fair and in the best interests of its respective stockholders and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement.

     B.     Certain stockholders of the Company have agreed to vote their shares in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby pursuant to the Voting Agreement.

     C.     As an essential inducement for Parent and Acquisition to enter into this Agreement, certain employees of the Company have agreed to enter into employment agreements with Parent and the Company, and a separate holder of the Company’s securities will enter into a non-competition and non-solicitation agreement.

     D.     It is a condition to Parent’s and Acquisition’s obligations under this Agreement that certain stockholders of the Company agree to the creation of an indemnification fund and to the execution and delivery of the Escrow Agreement;

     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Acquisition hereby agree as follows:

ARTICLE I
DEFINITIONS

     1.01. Definitions.

             (a) Defined terms used in this Agreement shall have the meanings specified in this Section 1.01, or elsewhere in this Agreement.

             “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with the first Person.

             “Applicable Law” means any domestic or foreign, federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive,

judgment, award, decree or other requirement having the force of law, of any Governmental Entity (including any Environmental Law).

             “Bid” means any written quotation, bid, tender or proposal made by the Company or any Subsidiary that if accepted or awarded would lead to a Contract.

             “Certificate of Merger” means a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL substantially in the form attached as Exhibit 1.01-A.

             “Closing Net Debt” means the total interest-bearing borrowings or debt obligations of the Company and the Subsidiaries plus all accrued and unpaid interest on such borrowings and debt obligations less total cash and cash equivalents of the Company and the Subsidiaries, as reflected on the bank ledger cash balances of the Company, as of the close of business on the day before the Closing Date.

             “Company Option Plan” means the Company’s 1998 Stock Option Plan, as amended.

             “Contracts” means all contracts, sub-contracts, agreements, consortium arrangements, leases, licenses, commitments, sales and purchase orders, and other instruments, arrangements or understandings of any kind to which the Company or any Subsidiary is a party.

             “Damages” means all costs, damages, losses, judgments, awards, Liabilities, fines, penalties, costs of Remediation, sanctions and expenses (including, without limitation, settlement costs, reasonable attorneys’ fees and other standard reasonable expenses incurred in connection with the investigation or defense of any action, suit or proceeding).

             “DGCL” means the Delaware General Corporation Law.

             “Effective Time” means the later of (i) the time at which the Company and Acquisition file the Certificate of Merger with the Secretary of State of the State of Delaware or (ii) at such other time as is provided in the Certificate of Merger.

             “Environment” means any ambient air; workplace or indoor air; surface water; drinking water; groundwater; aquifer; land surface; subsurface strata; soil; subsoil; river sediment; plant or animal life; natural resources; real property and the physical buildings, structures, improvements and fixtures thereon; or other media whatsoever.

             “Environmental Law” shall mean any and all Applicable Laws: (1) regulating protection of the Environment, (2) regulating the Management, Release or Remediation of Hazardous Substances, (3) regulating the exposure of Persons to Hazardous Substances, or (4) regulating occupational health and safety, including without limitation the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. 9601 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §§ 6901 et seq.), the Clean Water Act (33 U.S.C. §§ 1251 et seq.), the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.), the Toxic Substance Control Act (15 U.S.C. §§ 2601 et

seq.), the Safe Drinking Water Act (42 U.S.C. §§ 300f et seq.) and any requirements promulgated pursuant to these Applicable Laws.

             “Environmental Liabilities” means, regardless of whether any of the following are contained in any disclosure schedule to this Agreement or otherwise disclosed to Parent prior to the Closing, any and all Damages (including Damages incurred by the Surviving Corporation for such reasonable time after the Closing as it takes the Surviving Corporation to come into compliance with Environmental Law with respect to conditions in existence on or prior to the Closing Date) and including without limitation reasonable attorneys’ fees and other defense costs, as well as costs of Remediation known or unknown, foreseen or unforeseen, whether contingent or otherwise, fixed or absolute, present or arising in the future, asserted against or reasonably incurred by Parent, Acquisition or, after the Closing, the Surviving Corporation, arising out of or related to: (1) the presence, Release, threat of Release, Management of or exposure of Persons to Hazardous Substances at, on, in, under or from any property now or previously owned, operated or leased by the Company, any Subsidiary or any of their respective predecessors in interest, whether into the Environment on-site or off-site that occurred prior to the Closing Date and to the extent that any such pre-existing presence, Release or exposure migrates or continues after the Closing Date; or (2) the off-site transportation, Release, processing or Management of Hazardous Substances, prior to the Closing Date, by or on behalf of the Company, any Subsidiary or any of their respective predecessors in interest; or (3) any violation of any Environmental Law by the Company, any Subsidiary or any of their respective predecessors in interest to the extent that such violation occurred prior to the Closing Date.

             “Government Contract” means any contract, basic ordering agreement, blanket purchase agreement, letter agreement, purchase order, delivery order, task order, grant, cooperative agreement, Bid, change order or other commitment or funding vehicle between the Company or any Subsidiary and (1) any Governmental Entity, (2) any prime contractor to any Governmental Entity or (3) any subcontractor with respect to any Contract described in clause (1) or (2).

             “Governmental Entity” means any United States federal, state or local or any non-United States government, political subdivision, governmental, regulatory or administrative authority, instrumentality, agency, body or commission, or any court, tribunal or judicial or arbitral body.

             “Hazardous Substance” means any waste, substance or any other material: (1) the Release or presence of which requires investigation or Remediation under any Environmental Law; (2) that is defined as a “pollutant,” “contaminant,” “solid waste,” “hazardous waste,” “hazardous material” or “hazardous substance” under any Environmental Law; (3) that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic or mutagenic or otherwise hazardous; (4) without limitation, that contains gasoline, diesel fuel or other petroleum hydrocarbons, polychlorinated biphenols (PCBs) or asbestos.

             “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

             “Indebtedness” means, with respect to a specified Person, all of such Person’s obligations for borrowed money, including (1) any obligation owed for all or any part of the purchase price of property or other assets or for services or for the cost of property or other assets constructed or of improvements to such property or other assets, other than current trade accounts payable included in current liabilities and incurred in respect of property or services purchased in the ordinary course of business, (2) any capital lease obligation, (3) any obligation (whether fixed or contingent) to reimburse any bank or other Person in respect of amounts paid or payable under a standby letter of credit (other than obligations under standby letters of credit securing performance under Contracts or Bids), (4) any guarantee with respect to indebtedness for borrowed money (of the kind otherwise described in this definition) of another Person, (5) accounts payable unpaid and outstanding over ninety days past due, and (6) any factored or sold receivables.

             “Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

             “Lien” means any mortgage, lien, pledge, charge, security interest, restriction or encumbrance of any kind.

             “Loss Contract” means a Contract or Bid in which, in the Company’s best estimate, the direct labor cost, direct material costs and applied overhead (calculated on a basis consistent with past practice) incurred and to be incurred in connection therewith (but excluding selling, general and administrative expenses), exceed the revenues derived or to be derived therefrom.

             “Management” means with respect to any substance or material, the generation, treatment, storage, recycling, transportation or disposal of that substance or material.

             “Material Adverse Effect” means any change or effect (or aggregation of changes and effects) that is, or is reasonably likely in the future to be, materially adverse to the operations, financial condition, earnings or results of operations, or the business (financial or otherwise) of the (1) Company, (2) Norshipco, (3) Southwest Marine, Inc., or (4) the Company and all of the Subsidiaries, as a group; provided, however, that, in each case, no Material Adverse Effect shall be deemed to exist in the event that such change or effect (or aggregation of changes and effects) arise from conditions affecting the marine repair industry as a whole or the U.S. economy as a whole.

             “Norshipco” means Norfolk Shipbuilding & Drydock Corporation, a wholly owned subsidiary of the Company.

             “Nuclear Damage” means any Damages, whether arising before or after the date of this Agreement, that in whole or in part, directly or indirectly, are caused by, arise out of or result from (1) the hazardous properties of source, special nuclear or byproduct material (as those materials are defined in the Atomic Energy Act of 1954, as amended, and applicable regulations thereunder), nuclear fuel and any other radioactive material; or (2) the transportation, treatment, storage, handling or disposal of radioactive material or waste.

             “Nuclear Services” means (1) any repair, maintenance or modernization services performed on those parts of a ship that contain nuclear fuel, radioactive material or any other material with hazard properties of source, special nuclear or byproduct material (as those materials are defined in the Atomic Energy Act of 1954, as amended, and applicable regulations thereunder); or (2) the transportation, treatment, storage, handling or disposal of radioactive waste.

             “Optionholder” means each holder of an Option.

             “Options” means all of the options to purchase shares of Common Stock under the Company Option Plan granted to eligible Persons pursuant to the terms of the Company Option Plan that are outstanding immediately prior to the Effective Time (not including any option that terminates as a result of the Merger).

             “Person” means any individual, corporation, partnership, association, trust or other entity or organization, including a Governmental Entity.

             “Reference Balance Sheet” means the unaudited consolidated balance sheet of the Company and the Subsidiaries as at the close of business on the Reference Date.

             “Reference Date” means March 31, 2002.

             “Release” when used in connection with Hazardous Substance, shall have the meaning ascribed to that term in 42 U.S.C. 9601(22), but not including the exceptions in Subsection (A) and (D) of 42 U.S.C. 9601(22).

             “Remediation” means (1) any remedial action, response or removal as those terms are defined in 42 U.S.C. § 9601; or (2) any “corrective action” as that term has been construed by Governmental Entities pursuant to 42 U.S.C. § 6924.

             “Representative” means TC Group, L.L.C., acting solely in its capacity as Representative.

             “Seller Expenses” means the fees and expenses incurred by the Company or any Subsidiary, or for which any of them is or becomes liable, in connection with the Merger or the Company’s proposed public offering of its securities, including without limitation (1) all fees payable to financial, legal, accounting and other advisers retained by the Company in connection with the Merger or such proposed public offering or who are otherwise entitled to such fees; (2) all fees payable to the Representative (whether in its capacity as such or otherwise) and its affiliates; (3) all out-of-pocket expenses incurred by the Company in connection with the foregoing; and (4) bonuses or other cash compensation issued to management and other employees of the Company or a Subsidiary in connection with the Merger.

             “Significant Employees” means Richard Camacho, Frank Collins, Daniel Cotter, Monty Dickinson and Alexander Krekich.

             “Stockholders” means the holders of the issued and outstanding capital stock of the Company.

             “Time of Formation” means (1) with respect to matters relating to the Company and each of the Subsidiaries other than Norshipco, the date of the formation of the Company; and (2) with respect to matters relating to Norshipco, September 30, 1998.

             “Voting Agreement” means the Irrevocable Proxy, Waiver and Voting Agreement, of even date herewith, by and among Parent, Acquisition, the Company, the Escrowed Stockholders and B. Edward Ewing, in substantially the form attached hereto as Exhibit 1.01-B.

             (b) In addition, each of the following terms is defined in the Section set forth opposite such term:

	Cross Reference
Term	in Agreement	Page

Accounting Referee	Section 3.06(b)	13
Acquisition	Preamble	1
Addition	Section 6.05	38
Adjustment	Section 3.07	13
Agreement	Preamble	1
Capital Air	Section 6.10	40
Closing Date	Section 2.02	9
Closing	Section 2.02	9
CMG	Section 6.01(m)	35
Code	Section I.01	I-1
Common Stock	Section 3.02(a)	10
Company Disclosure Schedule	Article IV	14
Company	Preamble	1
Confidential Information	Section 7.02(b)	42
Confidentiality Agreement	Section 13.07	54
Deductible	Section 11.02(b)	46
Dispute	Section 13.08(a)	54
Dissenting Shares	Section 3.03	11
Dissenting Stockholder	Section 3.03	11
Employee Benefit Plan	Section II.01	II-1
Employee Retirement Plan	Section II.01	II-1
End Date	Section 12.01(b)	50
ERISA Affiliate	Section II.01	II-1
Escrow Agent	Section 3.05(d)	12
Escrow Agreement	Section 3.05(d)	12
Escrow Amount	Section 3.05(d)	12
Escrow Fund	Section 3.05(d)	12
Escrow Period	Section 11.05	50
Escrowed Stockholders	Section 3.02(d)	10

	Cross Reference
Term	in Agreement	Page

Financial Statements	Section 4.09	17
Financing Termination	Section 13.03(b)	53
First Payout Date	Section 11.05	50
Indemnified Parties	Section 11.03	48
Indemnified Tax Claim	Section I.03(g)(ii)	I-5
Indemnifying Parties	Section 11.03	48
Intellectual Property Rights	Section 4.20(a)	25
IRS	Section II.02(c)	II-2
License Rights	Section 4.20(a)	25
Maximum Merger Consideration	Section 3.01	10
Meeting	Section 6.14	40
Merger	Section 2.01	9
Metro Teaming Agreement	Section 6.01(v)	37
Non-Competition and Non-Solicitation Agreement	Section 10.02(e)	44
Norshipco Acquisition Agreements	Section 4.31	32
Option Amount	Section 3.04(b)	11
Option Obligation	Section I.03(e)	I-4
Other Consents	Section 4.08(b)	17
Parent	Preamble	1
PBGC	Section II.02(d)(vii)	II-3
Per Share Amount	Section 3.02(a)	10
Per Share Escrow Amount	Section 3.02(d)	10
Permits	Section 4.17	24
Permitted Liens	Section 4.12(h)	20
Personal Property	Section 4.12(a)	19
Post-Closing Tax Period	Section I.01	I-1
Pre-Closing Tax Liabilities	Section I.01	I-1
Pre-Closing Tax Period	Section I.01	I-1
Preliminary Adjustment Per Share	Section 3.07	14
Proceeding	Section I.03(f)	I-5
prohibited transaction	Section II.02(d)(vi)	II-2
Real Property	Section 4.12(b)	19
Required Consents	Section 4.08(a)	17
San Diego Indemnification Claim	Section 4.31	32
Share	Section 3.02(a)	10
Straddle Period	Section I.01	I-1
Subsidiary	Section 4.04(a)	15
Surviving Corporation	Section 2.01	9
SWM Acquisition Agreements	Section 4.31	32
Tax Authority	Section I.01	I-1
Tax Indemnified Party	Section I.03(g)(ii)	I-5
Tax Indemnifying Party	Section I.03(g)(ii)	I-5
Tax Return	Section I.01	I-1
Tax	Section I.01	I-1
Third Party Claims	Section 11.03	48

Cross Reference
Term	in Agreement	Page

Transfer Taxes	Section I.01	I-1
Transferring Employees	Section II.03(a)	II-4

ARTICLE II
THE MERGER

     2.01. The Merger. Upon and subject to the terms and conditions of this Agreement, Acquisition shall merge with and into the Company (the “Merger”) at the Effective Time. From and after the Effective Time, the separate corporate existence of Acquisition shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth in the DGCL.

     2.02. Closing of the Merger. Subject to Section 3.06 (which governs the timing with respect to the condition set forth in Section 10.02(j)), the closing of the Merger (the “Closing”) will take place at 10:00 a.m. Eastern Standard Time on the third business day after satisfaction (or waiver) of the conditions set forth in Article X (the “Closing Date”), at the offices of Gibson, Dunn & Crutcher LLP, 1050 Connecticut Avenue, N.W., Washington, D.C. 20036, unless another time, date or place is agreed to by the parties hereto.

     2.03. Actions at the Closing. At the Closing: (i) the Company shall deliver to Parent and Acquisition the various certificates, instruments and documents referred to in Section 10.02; (ii) Parent and Acquisition shall deliver to the Company the various certificates, instruments and documents referred to in Section 10.03; (iii) the Company shall file the Certificate of Merger with the Secretary of State of the State of Delaware; (iv) Parent, the Representative, and the Escrowed Stockholders shall execute and deliver the Escrow Agreement or otherwise become bound thereby to the reasonable satisfaction of Parent; and (vi) Parent shall deposit an amount equal to the Escrow Amount with the Escrow Agent in accordance with Section 3.05(d).

     2.04. Additional Action. The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or Acquisition, in order to consummate the transactions contemplated by this Agreement.

     2.05. Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Acquisition shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition shall become the debts, liabilities and duties of the Surviving Corporation.

     2.06. Certificate of Incorporation and By-laws. The certificate of incorporation of the Surviving Corporation shall be in the form attached to the Certificate of Merger until amended in accordance with Applicable Law. The by-laws of the Surviving Corporation shall be amended and restated at the Effective Time to read the same as the by-laws of Acquisition until amended in accordance with Applicable Law.

     2.07. Directors. The directors of Acquisition at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation until such director’s successor is duly elected or appointed and qualified.

     2.08. Officers. The officers of Acquisition at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation until such officer’s successor is duly elected or appointed and qualified.

ARTICLE III
CONSIDERATION; PAYMENT; EFFECT ON SHARES IN THE MERGER

     3.01. Maximum Merger Consideration. The maximum aggregate merger consideration to be paid by Parent and Acquisition pursuant to this Agreement is U.S. $209 million less the Seller Expenses (the “Maximum Merger Consideration”), subject to adjustment as set forth in this Article III. In addition, at the Effective Time, Parent shall satisfy the Company’s interest-bearing borrowings and debt obligations (other than the Company’s outstanding letters of credit) pursuant to payoff letters delivered to Parent by the Company at least two days prior to the Closing Date.

     3.02. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Stockholder or other Person:

             (a) Each share (a “Share”) of common stock of the Company (“Common Stock”) issued and outstanding as of the Effective Time, but excluding Dissenting Shares and shares described in Section 3.02(b), shall be canceled and converted into the right to receive cash in an amount (the “Per Share Amount”) equal to (i) the Maximum Merger Consideration plus an amount equal to the amount the Company would receive if all of the Options were exercised in full at the exercise price set forth therein, divided by (ii) the total number of Shares, including Shares issuable upon the exercise of Options, with the result of such calculation subject to adjustment and payable as provided in this Article III.

             (b) Each Share, if any, held in the Company’s treasury immediately prior to the Effective Time shall automatically be canceled, retired and cease to exist at the Effective Time, and no consideration will be delivered in exchange therefor.

             (c) At the Effective Time, each outstanding share of common stock of Acquisition shall be converted into one (1) fully paid and non-assessable share of common stock of the Surviving Corporation and shall constitute the only shares of capital stock of the Surviving Corporation outstanding immediately after the Effective Time.

             (d) The merger consideration payable upon the Closing with respect to each Share, excluding Dissenting Shares and any Shares with respect to which dissenters’ rights have not terminated, shall be the Per Share Amount; provided, however, that the initial merger consideration payable to the stockholders listed on Schedule 3.02(d) (the “Escrowed Stockholders”) shall be the Per Share Amount less the Per Share Escrow Amount. For purposes of this Agreement, the term “Per Share Escrow Amount” means the quotient determined by dividing the Escrow Amount by the number of Shares held by the Escrowed Stockholders as of the Effective Time.

     3.03. Dissenters’ Rights. Shares that have not been voted for approval of this Agreement and the Merger (or which have not consented to each of them) and with respect to which a demand for payment and appraisal have been properly made in accordance with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the Per Share Amount (if and as adjusted pursuant to this Article III) otherwise payable with respect to such Shares at or after the Effective Time, but instead will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the laws of the State of Delaware. If a holder of Dissenting Shares (a “Dissenting Stockholder”) withdraws his or her demand for such payment and appraisal or becomes ineligible for such payment and appraisal, then, as of the Effective Time or the occurrence of such event of withdrawal or ineligibility, whichever last occurs, such holder’s Dissenting Shares will cease to be Dissenting Shares and will be converted into the right to receive, and will be exchangeable for, the Per Share Amount (if and as so adjusted) in accordance with this Agreement. The Company will give Parent and Acquisition prompt notice of any demand received by the Company from a holder of Dissenting Shares for appraisal of Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demand. The Company agrees that, except with the prior written consent of Parent, or as required under the DGCL, it will not voluntarily make any payment with respect to, or settle or offer or agree to settle, any such demand for appraisal. Each Dissenting Stockholder who, pursuant to Section 262 of the DGCL, becomes entitled to payment of the value of the Dissenting Shares will receive payment therefor but only after the value therefor has been agreed upon or finally determined pursuant to such provisions. Any portion of the Per Share Amount (if and as so adjusted) that would otherwise have been payable with respect to Dissenting Shares if such Shares were not Dissenting Shares will be retained by Parent.

     3.04. Options.

             (a) Prior to the Effective Time, the board of directors of the Company (or, with respect to the Options, the applicable committee thereof with the authority to administer the Company Option Plan) shall take all action necessary to cause (i) all Options that have not been exercised prior to the Effective Time to be cancelled or terminated immediately after the Effective Time and replaced with the right to receive the applicable Option Amount in accordance with the terms of this Agreement and the Company Option Plan; and (ii) all warrants or other convertible securities to purchase shares of Company’s capital stock that have not been exercised prior to the Effective Time to be cancelled or terminated as of the Effective Time.

             (b) Immediately after the Effective Time, each Option outstanding at the date of this Agreement that has not been exercised prior to the Effective Time shall be cancelled and the holder thereof shall have the right to be paid in cash in an amount (if positive) (the “Option Amount”) equal to (i) the difference obtained by subtracting the exercise price of such Option from the Per Share Amount, multiplied by (ii) the number of shares of Common Stock purchasable upon exercise of the Option in question.

             (c) The merger consideration payable upon the Closing with respect to each Option shall be the applicable Option Amount.

     3.05. Payment for Shares and Options; Escrow Consideration.

             (a) Prior to the Effective Time, the Company shall deliver to Parent wire instructions or other delivery instructions for use in connection with the payment of the merger consideration to the Stockholders and Optionholders hereunder. As soon as practicable after the Effective Time, upon surrender to Parent of such certificates or agreements (or affidavit of loss or destruction in lieu thereof, including any suitable bond or indemnity that may be required by Parent in its sole discretion), duly executed and completed to Parent’s satisfaction, Parent shall make payment to the persons entitled thereto by check or wire transfer, as set forth in the delivery instructions delivered by the Company, in the amount equal to the price to which such Person is entitled pursuant to Section 3.02(d) or Section 3.04(c), as the case may be, less any required tax withholdings and less any amounts due from such Person to the Company. No interest will be paid or will accrue on the amount payable upon the surrender of any such certificate or agreements. If payment is to be made to a Person other than the registered holder of the certificate or agreement surrendered, it shall be a condition of such payment that the certificate or agreement so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the certificate or agreement surrendered or establish to the reasonable satisfaction of the Surviving Corporation or Parent that such tax has been paid or is not applicable.

             (b) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of shares of capital stock of the Company that were outstanding immediately prior to the Effective Time.

             (c) Notwithstanding the foregoing, neither Parent nor any party hereto shall be liable to any holder of certificates or agreements formerly representing securities of the Company for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law. The Surviving Corporation shall pay all charges and expenses, including those of Parent, in connection with the exchange of cash for securities of the Company.

             (d) At the Closing, Parent shall deposit an amount equal to U.S. $15 million (the “Escrow Amount”) with an Affiliate of Deutsche Bank or another third person mutually satisfactory to Parent and the Representative, as escrow agent (the “Escrow Agent”). The Escrow Amount, together with any interest, dividends or other income earned thereon, net of any transaction costs associated with the investment thereof (collectively, the “Escrow Fund”) shall be applied for the payment of any indemnification obligations pursuant to this Agreement and an escrow agreement in substantially the form attached hereto as Exhibit 3.05 (the “Escrow Agreement”).

     3.06. Closing Net Debt.

             (a) Three days prior to the Closing Date, the Company shall deliver to Parent:

(i) payoff letters from each of the Company’s lenders and material creditors (other than with respect to the Company’s outstanding letters of credit), along with written releases of any and all Liens on the assets of the Company that will become effective upon the payment of such amounts to such lenders and material creditors and, where applicable, executed termination statements with respect to any security interest filed by such lenders and material creditors pursuant to the Uniform Commercial Code; and

(ii) a certificate setting forth (A) the Company’s best estimate of Closing Net Debt (calculated as though the date the certificate is delivered is the Closing Date), along with such documentation as Parent may reasonably request to show the basis upon which the Company estimated Closing Net Debt, as well as such documentation as Parent may reasonably request to evidence that the Company has paid all its obligations in the ordinary course, consistent with past practices, including without limitation the payment of any estimated tax payments that have become due and payable on or prior to the date such certificate is delivered to Parent, and (B) an itemized list of Seller Expenses, which list shall include final payoff amounts as of the Effective Time. The certificate delivered by the Company pursuant to this Section 3.06(a)(ii) shall be prepared in accordance with generally accepted accounting principles.

             (b) On the proposed Closing Date, the Company shall deliver a bring-down certificate in the same form as the certificate delivered pursuant to Section 3.06(a)(ii), setting forth the Company’s calculation of Closing Net Debt, along with such documentation as Parent may reasonably request concerning the matters set forth in Section 3.06(a)(ii). If Parent disagrees with the Company’s determination of Closing Net Debt, the parties shall retain Ernst & Young, LLP, or such other nationally recognized accounting firm as is mutually agreeable to Parent and the Company (the “Accounting Referee”), to promptly review this Agreement and the disputed items or amounts for the purpose of calculating Closing Net Debt, for a period not to exceed two business days. At the end of such period, the Accounting Referee shall deliver to Parent and the Company a report setting forth each such calculation. Such report and the Accounting Referee’s determination of Closing Net Debt shall be final and binding upon Parent and the Company. In no event shall Closing Net Debt as determined by the Accounting Referee be lower than Closing Net Debt as calculated by the Company or higher than Closing Net Debt as calculated by Parent. Subject to the satisfaction of the closing conditions set forth in Article X, the Closing shall occur on the day that the Accounting Referee’s determination is delivered; provided, however, that for accounting purposes, the transfer of the business operated by the Company and the Subsidiaries shall be deemed to have occurred at the opening of business on the date following the date used to calculate Closing Net Debt, and Parent shall be entitled to all the benefits of ownership, and responsible for all the liabilities, with respect to such business from such date.

             (c) Parent and the Company agree that they will, and agree to cause their respective independent accountants to, cooperate and assist in the calculation of Closing Net Debt and in the conduct of the audits and reviews referred to in this Section 3.06, including, without limitation, making available to the extent reasonably required books, records, work papers (subject to appropriate indemnifications) and personnel.

     3.07. Adjustment. If Closing Net Debt, as determined in accordance with Section 3.06, is greater than U.S. $107 million, the amount to be paid by Parent to the Stockholders and Optionholders at the Closing under Section 3.05 shall be reduced by the amount of this excess (the “Adjustment”); and the Per Share Amount shall be reduced by an amount equal to the quotient of the Adjustment divided by the sum of the number of Shares then outstanding, including the number of Shares issuable upon exercise of Options then outstanding (the “Adjustment Per Share”).

     3.08. Appointment of Representative. Pursuant to the Escrow Agreement, the Representative will be irrevocably appointed by each of the Escrowed Stockholders as its attorney-in-fact to contest, settle, compromise or otherwise dispose of any claim made by Parent or the Surviving Corporation in accordance with the Escrow Agreement. Such power of attorney shall be coupled with an interest, thereby confirming such appointment as irrevocable.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
THE COMPANY

     The Company hereby represents and warrants to each of Parent and Acquisition, subject to the exceptions set forth in the Disclosure Schedule (the “Company Disclosure Schedule”) delivered by the Company to Parent in accordance with Section 6.05 (which exceptions shall specifically identify a Section or Subsection, as applicable, to which such exception relates) that:

     4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of its governing jurisdiction, and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities requires such qualification, except in any such jurisdiction where the failure to be so qualified or in good standing would not result in a Material Adverse Effect. The Company has heretofore delivered to Parent true and complete copies of its certificate of incorporation and by-laws as currently in effect.

     4.02. Authorization.

             (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby, except (i) the approval of this Agreement by the holders of a majority of the outstanding Shares, and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable in accordance with its terms.

             (b) Without limiting the generality of the foregoing, the Company’s board of directors has: (i) approved this Agreement, the Merger and the other transactions contemplated hereby, (ii) resolved to recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Stockholders and (iii) has not withdrawn or modified such approval or resolution to recommend.

     4.03. Capital Stock.

             (a) The authorized capital stock of the Company consists solely of (i) Five Million shares of authorized Common Stock, of which One Million, One Hundred Eighty-Two Thousand, Seven Hundred and Sixty-Seven shares are issued and outstanding on the date hereof. On the date hereof, the outstanding Common Stock is held of record and beneficially by the persons with the addresses of record and in the amounts set forth in Schedule 4.03(a). The outstanding Common Stock is, and any Common Stock issued upon the exercise of any Option will be, duly authorized, validly issued, fully paid and non-assessable, and except as set forth in Schedule 4.03(a), not subject to preemptive rights created by statute, the certificate of incorporation or by-laws of the Company, or any agreement to which the Company is a party or by which it is bound or otherwise. The Shares were not issued in violation of the preemptive rights of any person or any agreement or laws, statutes, orders, decrees, rules, regulations and judgments of any governmental authority by which the Company at the time of issuance was bound, including without limitation federal and state securities laws.

             (b) Except as set forth in Schedule 4.03(b), there are not outstanding or authorized (i) any options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to shares of capital stock of the Company; (ii) contracts or other agreements of the Company or any other Person to purchase, redeem or otherwise acquire any of the Shares, or securities or obligations of any kind convertible into any shares of the capital stock of the Company; (iii) dividends which have accrued or been declared but are unpaid on the capital stock of the Company; and (iv) any stock appreciation, phantom stock, stock plans or similar rights with respect to the Company. Schedule 4.03(b) sets forth a correct and complete list of each of the foregoing as of the date hereof, including the record and beneficial holder thereof, a description of the nature of such security, the amount of securities held, the exercise, conversion or exchange rights relating thereto, including a schedule of vesting, the exercise price per share, the term of each such security, whether such security is intended to qualify as an incentive stock option or not, any restrictions on exercise or sale of such option or underlying shares and the type and amount of securities into which such securities are exercisable, convertible or exchangeable. With the exception the Option issued to B. Edward Ewing, dated as of August 29,1998, and with the exception of exercise price and the number of Options subject to each grant, none of the Options deviate from the terms and conditions set forth in the Company’s standard form of Option, a true and correct copy of which has been provided to Parent.

             (c) Except as set forth in Schedule 4.03(c), as of the date hereof, there are no outstanding rights or obligations of the Company to repurchase, redeem or otherwise acquire any securities of the Company or other securities referred to in Section 4.03(b) above. Except as set forth in Schedule 4.03(c), there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company.

     4.04. Subsidiaries. Schedule 4.04 sets forth (a) every entity in which the Company owns 50 percent or more of the outstanding equity, directly or indirectly (the “Subsidiaries” and each a “Subsidiary”) and the jurisdiction of its incorporation or formation, and (b) every other ownership interest of the Company and the Subsidiaries in any other corporation, partnership, joint venture, limited liability company, association or other organization or entity. Each of the Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or formation and has all requisite power and authority, corporate or otherwise, to carry on and conduct its business as and where it is now being conducted and as and where proposed to be conducted, and to own, operate and lease its properties and assets, and is duly qualified and in good standing in each jurisdiction in which the conduct of the business of such Subsidiary or the ownership of such properties and assets requires it to be so qualified or in good standing, except in any such jurisdiction where the failure to be so qualified or in good standing would not result in a Material Adverse Effect. Except as set forth on Schedule 4.04, all outstanding shares of capital stock of the Subsidiaries are owned by the Company, directly or indirectly, free and clear of all Liens. Except as set forth on Schedule 4.04, there are no outstanding options, warrants, subscriptions, rights or other arrangements or commitments obligating any Subsidiary to issue or dispose of any shares of capital stock or other ownership interest therein. Except as set forth on Schedule 4.04, the Company, directly or indirectly through the ownership of stock, has the sole interest in each Subsidiary. The Company has full and exclusive power, right and authority to vote all of the outstanding shares of capital stock of each Subsidiary. Except as set forth on Schedule 4.04, the Company is not party to or bound by any agreement affecting or relating to its right to transfer or vote the outstanding shares of capital stock of any Subsidiary. The Company has heretofore delivered to Parent true and complete copies of the certificate of incorporation and by-laws or equivalent organizational documents of each Subsidiary as currently in effect.

     4.05. Governmental Authorization. Except for the applicable requirements of the HSR Act and except as set forth on Schedule 4.05, the execution, delivery and performance of this Agreement by the Company require no action by or in respect of, or filing with, any Governmental Entity.

     4.06. No Conflicts. The execution, delivery and performance of this Agreement by the Company do not and will not (i) contravene or conflict with the certificate of incorporation and by-laws or equivalent organizational documents of the Company or any Subsidiary; (ii) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any Subsidiary, or by which any of their respective properties or assets may be bound; (iii) constitute a default under (with or without due notice, lapse of time or both) or give rise to any right of termination, cancellation or acceleration of any right or obligation of any Person or to a loss of any benefit to which the Company or any Subsidiary is entitled under any Permit or under any provision of any Contract or other instrument binding upon the Company or any Subsidiary or by which any of the properties and assets of the Company or any Subsidiary are or may be bound; or (iv) result in the creation or imposition of any Lien on any properties or assets of the Company or any Subsidiary, other than Permitted Liens, excluding from the foregoing clauses (ii), (iii) and (iv) such contraventions, conflicts, violations, defaults or rights that would not result in a Material Adverse Effect, or that become applicable as a result of the business or activities in which Parent is engaged or proposes to be engaged or as a result of any acts or omissions by, or the status of, Parent.

     4.07. No Default. Except as set forth in Schedule 4.07, neither the Company nor any Subsidiary is in material breach, default or violation (and no event has occurred that with due notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (i) its respective certificate of incorporation and by-laws or equivalent organizational documents, (ii) any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any Subsidiary, or by which any of their respective properties assets may be bound, that would (or could reasonably be expected to) result in a Material Adverse Effect, or (iii) any material Permit or any provision of any material Contract or other instrument binding upon the Company or any Subsidiary or by which any of the properties and assets of the Company or any Subsidiary are or may be bound.

     4.08. Required and Other Consents.

             (a) Schedule 4.08(a) sets forth each Contract or other instrument binding upon the Company or any Subsidiary and each Permit, in each case, requiring a consent as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, where the failure to obtain such consent would have a Material Adverse Effect, or would prevent, interfere with or delay the consummation of the transactions contemplated by this Agreement (each such consent, a “Required Consent” and together the “Required Consents”).

             (b) Schedule 4.08(b) sets forth every other consent (each such Consent, an “Other Consent” and together the “Other Consents”) under such Contracts or other instruments or such Permits that is necessary with respect to the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby in order to avoid a breach or violation of, or acceleration of any right or liability arising under, or giving rise to any right to terminate, any such Contract, instrument or Permit.

     4.09. Financial Statements. Schedule 4.09 contains copies of the consolidated financial statements (hereinafter collectively called the “Financial Statements”), which have been prepared in accordance with generally accepted accounting principles consistently applied and maintained throughout the periods indicated, as follows: audited balance sheets of the Company at December 31, 2001, 2000 and 1999, and the related statements of operations and cash flows for the fiscal years then ended; and the Reference Balance Sheet and the related statements of operations and cash flows for the three months ended on the Reference Date. The Financial Statements are correct and complete in all material respects, and fairly present the financial condition of the Company as at their respective dates and the results of its operations for the periods covered thereby (subject to normal year-end adjustments and except that any unaudited financial statements do not contain all required footnotes, which will not be material, individually or in the aggregate), and correctly reflect and disclose all extraordinary items. Subject to the foregoing, and except (i) as set forth in Schedule 4.09, or (ii) as is necessary and required by new generally accepted accounting principles, there have been no material changes in accounting policies, practices or procedures of the Company or the Subsidiaries since December 31, 2001.

     4.10. Absence of Certain Changes. Except as set forth on Schedule 4.10, since December 31, 2001, the Company has, and has caused each Subsidiary to, (i) conduct its business in the ordinary course consistent with past practice, (ii) use its best efforts to preserve its business and customers, (iii) maintain supplies and inventory at levels that are in the ordinary course of business consistent with past practice, (iv) extend credit to customers, collect accounts receivable and pay accounts payable and similar obligations in the ordinary course of business consistent with past practice and (v) not engage in any new line of business or entered into any agreement, transaction or activity or made any commitment except those in the ordinary course of business. Since December 31, 2001, except for routine annual salary increases for non-executive employees approved by the compensation committee of the Company’s board of directors in the ordinary course of business and costs and expenses incurred by the Company prior to the date of this Agreement in connection with the initial public offering of the Company’s securities, neither the Company nor any of the Subsidiaries has taken any of the actions set forth in Section 6.01(a) through (x), and there has not been:

           (a) any events, changes or effects which individually or in the aggregate have had or could reasonably be expected to have a Material Adverse Effect;

           (b) any damage, destruction or other casualty loss (whether or not covered by insurance) to property or assets of the Company or any Subsidiary with a value in excess of U.S. $100,000;

           (c) any transaction, Contract or other instrument entered into, or commitment made, by the Company or any Subsidiary (including the acquisition or disposition of any assets) or any relinquishment by the Company or any Subsidiary of any Contract or other right, in either case, material to the Company and the Subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practice and those contemplated by this Agreement; or

           (d) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any Subsidiary (other than employees for whom there is already a collective bargaining agreement in place, as set forth in Schedule 4.21), or any lockouts, strikes, slow-downs, work stoppages or, to the knowledge of the Company, threats thereof by or with respect to such employees.

     4.11. No Undisclosed Material Liabilities. There are no material liabilities of the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

           (a) liabilities fully reflected or provided for in the Reference Balance Sheet;

           (b) current liabilities incurred in the ordinary course of business consistent with past practice since the Reference Date and of a type shown on the Reference Balance Sheet, which in the aggregate would not be expected to have a Material Adverse Effect;

           (c) liabilities under Contracts and Bids incurred in the ordinary course of business which are not required by United States generally accepted accounting principles to be reflected on a balance sheet;

           (d) liabilities disclosed in Schedule 4.11(d); and

           (e) Seller Expenses

     4.12. Properties.

           (a) Schedule 4.12(a) sets forth: (i) a true and complete list of the fixed assets owned by the Company and the Subsidiaries as of April 30, 2002, and (ii) a list of the leases for personal property used in the business of the Company and the Subsidiaries with an initial or remaining term of one year or more or which is otherwise material to the Company or such Subsidiary, specifying in the case of each lease or sublease, the name of the lessor or sublessor, the personal property subject to such lease. In addition, Schedule 4.12(a) sets forth, with respect to each such lease or sublease, the rent amount paid or required to be paid by the Company or the applicable Subsidiary during the last complete rental payment period prior to the date hereof. The personal property owned or leased by the Company or any Subsidiary, as set forth in Schedule 4.12(a) shall be referred to herein as the “Personal Property”.

           (b) Schedule 4.12(b) sets forth a true and correct legal description or survey of all real property used in the business of the Company and the Subsidiaries (the “Real Property”) which the Company or a Subsidiary owns, leases or subleases, any title insurance policies and surveys with respect thereto, specifying in the case of leases or subleases, the name of the lessor or sublessor. In addition, Schedule 4.12(b) sets forth, with respect to each such lease or sublease, the rent amount paid or required to be paid by the Company or the applicable Subsidiary during the last complete rental payment period prior to the date hereof.

           (c) The Real Property includes all real property as is used or held for use in connection with the conduct of the operations of the business of the Company and the Subsidiaries as heretofore conducted, including any Real Property that is located under water.

           (d) Except for the San Pedro Port Lease, which has a stated term of July 1, 1986 through June 30, 1996, all leases of Real Property or Personal Property are valid, binding and enforceable against the Company or the Subsidiary, as the case may be, and, to the knowledge of the Company, each other Person who is a party thereto in accordance with their respective terms. Neither the Company nor, to the knowledge of the Company, any other party to such leases is in default thereunder.

           (e) The plants, buildings and structures included in the Real Property currently have access to (i) public roads or valid easements over private streets or private property for such ingress to and egress from all such plants, buildings and structures; and (ii) water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection, drainage and other public utilities, as is necessary for the conduct of the business of the Company and the Subsidiaries as it is presently conducted.

           (f) The Real Property, whether by virtue of riparian rights, valid easements across private navigable waterways or otherwise, has access to public waterways, tidelands, water areas and deep water channels for ships to access the Company’s Real Property and as otherwise necessary for the conduct of the business of the Company and the Subsidiaries as it is presently conducted. No dredging is currently required (or is reasonably anticipated to be required) to ensure adequate depth for the passage of ships to and from the Real Property, including without limitation the piers and drydocks located on such Real Property, or in order for the continued conduct of the business of the Company and the Subsidiaries as it is presently conducted other than dredging required in connection with the San Francisco drydock.

           (g) To the knowledge of the Company, none of the structures on the Real Property, whether land-based or water-based, including without limitation the piers, floating dry docks, and shipyard buildings, encroaches upon real property of another person, and no structure of any other person encroaches upon any Real Property.

           (h) The Company or a Subsidiary has good and marketable, fee simple title to, or, in the case of leased Real Property, has valid leasehold interests in, the Real Property. In addition, the Company or a Subsidiary has good title to all assets other than the Real Property (whether personal, tangible or intangible) reflected on the Reference Balance Sheet or acquired after the Reference Date, except for properties and assets sold since the Reference Date in the ordinary course of business consistent with past practice and not in violation of the terms of this Agreement. No asset of the Company or any Subsidiary is subject to any Lien, except for (i) statutory Liens for Taxes that are not yet due and payable or Taxes being contested in good faith for which adequate reserves have been established on the Reference Balance Sheet; (ii) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements confined to the premises rented; (iii) statutory or common law Liens in favor of carriers, warehouseman, mechanics and materialmen, to secure claims for labor, materials or supplies and other like Liens; and (iv) any other Lien disclosed on Schedule 4.12(h) (collectively, “Permitted Liens”).

           (i) Except as set forth on Schedule 4.12(i), the plant and equipment owned or leased by the Company or any Subsidiary that is material to the conduct of the business of the Company or such Subsidiary have no material defects, are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted), are substantially suitable for their present uses and, in the case of plants, buildings and other structures (including without limitation, the roofs thereof), are structurally sound.

     4.13. Sufficiency of Assets. The Real Property and the Personal Property, along with the intellectual property described in Schedule 4.20, constitute all of the assets or property necessary to permit the Company and the Subsidiaries to conduct their business as presently conducted.

     4.14. Litigation. Except as set forth by Schedule 4.14, there is no action, claim, suit, investigation or proceeding pending against, or to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary which could reasonably be expected to result in a liability of the Company or any Subsidiary in excess of U.S. $100,000, or that seeks to prevent, enjoin alter or delay any of the transactions contemplated by this Agreement, before any Governmental Entity. Neither the Company nor any Subsidiary is subject to any judgment, decree, injunction, rule or order of any Governmental Entity that in any way restricts the operation of the business of the Company or any Subsidiary or that seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

     4.15. Material Contracts.

           (a) Except for the Contracts disclosed in Schedule 4.15(a), which Schedule shall identify each category set forth in paragraphs (i) through (xvi) that applies, neither the Company nor any Subsidiary is a party to or subject to:

(i) any Contract providing for the lease of real property by the Company or any Subsidiary, whether the Company or such Subsidiary is the lessor, sublessor, lessee or sublessee, and any other lease providing for annual rentals of U.S. $100,000 or more;

(ii) any Contract providing for aggregate payments by the Company or any Subsidiary of U.S. $1,000,000 or more over the life of such Contract, and any Contract for financial, information technology, management or accounting services providing for aggregate payments by the Company of U.S. $200,000 or more over the life of such Contract (unless such Contract is terminable on no more than thirty days notice);

(iii) any sole source or exclusive supplier Contracts;

(iv) any sales, distribution or other similar agreement providing for the sale by the Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets that provides for a single payment or annual payments to the Company and the Subsidiaries of U.S. $100,000 or more;

(v) any teaming, partnership, joint venture or other similar contract arrangement or agreement;

(vi) any contract relating to Indebtedness or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except contracts relating to Indebtedness incurred in the ordinary course of business in an amount not exceeding U.S. $250,000;

(vii) any license agreement (other than those relating to commercially available off-the-shelf software), franchise agreement or agreement in respect of similar rights granted to or held by the Company or any Subsidiary;

(viii) any agency, dealer, sales representative or other similar agreement;

(ix) any agreement, contract or commitment that limits the freedom of the Company or any Subsidiary to compete in any line of business or with any Person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any asset of the Company or any Subsidiary or which would so limit the freedom of the Company or any Subsidiary after the Closing Date;

(x) any agreement, contract or commitment which is or relates to an agreement with or for the benefit of any Affiliate of the Company or any Subsidiary other than inter-company arrangements among the Company and the Subsidiaries (other than Capital Air);

(xi) any Loss Contract (measured as of the date of this Agreement);

(xii) any currency or interest rate swap, collar or hedge agreement;

(xiii) any government Bid or Government Contract providing for payments of $5,000,000 or more;

(xiv) any Contract for the services of Capital Air, whether on behalf of the Company or any other Subsidiary or otherwise;

(xv) any other agreement, contract or commitment that is material to the Company or any Subsidiary; or

(xvi) any Contract in which any party thereto has indicated (whether orally or in writing) that it intends to terminate, seek to modify the terms and conditions or otherwise take action that would materially adversely impact the Company with respect to such Contract.

           (b) The Company has delivered or made available true and complete copies, or accurate summaries, of each of the written Contracts listed on Schedule 4.15(a), as amended to date, and a written summary of each of the oral Contracts set forth thereon. Except for (i) the Contracts listed on Schedule 4.15(b), which lists each Contract under which the Company and the other parties thereto have continued to perform despite the expiration of such Contract in accordance with its terms, (ii) Bids; and (iii) Contracts which have been fully performed but are awaiting close-out, each Contract disclosed in any Schedule to this Agreement or required to be disclosed pursuant to Section 4.15(a) is in full force and effect and is a valid and binding agreement of the Company or a Subsidiary, as the case may, enforceable against the Company or such Subsidiary, and, to the knowledge of the Company, each other Person who is a party thereto. Neither the Company nor the relevant Subsidiary nor, to the knowledge of the Company, any other party to such Contract is in default thereunder in any material respect.

     4.16. Government Contracts.

           (a) With respect to each and every Government Contract or government Bid to which the Company or any Subsidiary is a party, except as set forth in Schedule 4.16(a): (i) the Company or Subsidiary has complied with all material terms and conditions of such Government Contract or government Bid, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein; (ii) the Company or Subsidiary has complied with all requirements of Applicable Law in all material respects or agreement pertaining to such Government Contract or government Bid; (iii) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract or government Bid were correct and complete in all material respects as of their effective date, and the Company or Subsidiary has complied with all such representations and certifications in all material respects; (iv) all invoices and claims, including requests for progress payments and provisional cost payments, submitted by the Company or Subsidiary to any Governmental Entity were correct and complete in all material respects as of their submission date; (v) neither any Governmental Entity nor any prime contractor, subcontractor or other person has notified the Company or Subsidiary, either orally or in writing, that the Company or Subsidiary has breached or violated any Applicable Law, certification, representation, clause, provision or requirement in any material respects; (vi) no written or, to the Company’s knowledge, termination for default, cure notice or show cause notice has been issued; (vii) no cost incurred or invoice rendered by the Company or any Subsidiary has been disallowed (or for which the Company has reason to believe that such cost or invoice will be disallowed), excluding de minimis amounts that have already been accounted for as disallowed costs in accordance with the revenue recognition policies of the Company so long as such de minimis amounts have not been the subject of any investigation or claim of defective pricing by any individual or Governmental Entity or been subject to penalty assessments; and (viii) no money due to the Company or any Subsidiary has been (or, to the Company’s knowledge, has an attempt been made to be) withheld or set off.

           (b) Except as set forth in Schedule 4.16(b): (i) to the knowledge of the Company, neither the Company, nor any Subsidiary, nor any of the Company’s representatives, is (or for the last five years has been) under administrative, civil or criminal investigation, indictment or information, audit or internal investigation with respect to any alleged irregularity, mischarging, misstatement or improper omission arising under or relating to any Government Contract or government Bid; (ii) neither the Company nor any Subsidiary has made a voluntary disclosure to any Governmental Entity with respect to any alleged irregularity, mischarging, misstatement or improper omission arising under or relating to any Government Contract or government Bid that has led or would reasonably be expected to lead, either before or after the Closing Date, to any of the consequences set forth above or any other damage, penalty assessment, recoupment of payment or disallowance of cost. The Company’s and its Subsidiaries’ practices and procedures used in estimating costs and pricing proposals and accumulating, recording, segregating, reporting and invoicing costs are in compliance in all material respects with provisions applicable to them set forth in Federal Acquisition Regulation Part 31 and all applicable Cost Accounting Standards. The Defense Contract Audit Agency conducts periodic audits of the Company’s and its Subsidiary’s cost practices and cost accounting system. No such audits have caused the agency to conclude that the Company or any Subsidiary had failed to comply with Federal Acquisition Regulation Part 31 and applicable Cost Accounting Standards in any material respect, or result in any disputes between the Company and such agency regarding compliance.

           (c) Except as set forth in Schedule 4.16(c), to the knowledge of the Company, there exist: (i) no financing arrangements prohibited by statute or regulation with respect to performance of any current Government Contract; (ii) no outstanding claims against the Company or any Subsidiary, either by any Governmental Entity or by any prime contractor, subcontractor, vendor or other third party, arising under or relating to any Government Contract or government Bid; (iii) no facts upon which such a claim may be based in the future; (iv) no disputes between the Company or any Subsidiary and any Governmental Entity or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or government Bid; and (v) no facts that are known by the Company over which such a dispute may arise in the future. Except as set forth in Schedule 4.16(c), neither the Company nor any Subsidiary has an interest in any pending or, to the knowledge of the Company, potential claim against any Governmental Entity or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or government Bid.

           (d) Except as set forth in Schedule 4.16(d), neither the Company, nor any Subsidiary, nor, to the knowledge of the Company, any of the Company’s or Subsidiaries’ representatives is (or for the last five years has been) suspended, proposed for debarment or debarred from doing business with any Governmental Entity or declared nonresponsible or ineligible for any Governmental Entity contracting or subcontracting. To the knowledge of the Company, no circumstances exist that would warrant the institution of suspension or debarment proceedings or the finding of nonresponsibility or ineligibility on the part of the Company or any Subsidiary in the future.

           (e) Except as set forth in Schedule 4.16(e): (i) to the knowledge of the Company, no Company employee and no Subsidiary employee involved in bidding for or performing, administering or billing any Government Contract has left the employ of the Company or any Subsidiary under circumstances of disgruntlement or dissatisfaction with the Company or any Subsidiary on the basis that the Company or its Subsidiary engaged in illegal conduct in bidding for or performing, administering or billing any Government Contract; (ii) no current employee of the Company or any Subsidiary involved in the bidding for or performing, administering or billing of any Government Contract has indicated to the Company (in writing or orally) disgruntlement or dissatisfaction with the Company or any Subsidiary on the basis that the Company or its Subsidiary engaged in illegal conduct in bidding for or performing, administering or billing any Governmental Contract; and (iii) the Company has no knowledge of a basis upon which any disgruntled or dissatisfied Company employee or Subsidiary employee or former employee might take retributive action against the Company or any Subsidiary on the basis that the Company or its Subsidiary engaged in illegal conduct in connection with any Government Contract, including filing complaints against the Company or any Subsidiary with a Governmental Entity or filing qui tam or “whistleblower” actions against the Company or any Subsidiary.

           (f) To the knowledge of the Company, the Company and the Subsidiaries have taken all reasonable steps to protect the Company’s and the Subsidiaries’ rights in and to any software owned by the Company and the Subsidiaries, and have included the proper restrictive legends on all copies of software delivered to any Governmental Entity that may be protected under the Federal Acquisition Regulation provisions known as “Restricted Rights” or “Government Purpose License Rights,” in performance of the Company’s and the Subsidiaries’ Government Contracts.

     4.17. Licenses and Permits. The Company and the Subsidiaries have all material authorizations, approvals, licenses, permits, variances, exemptions, franchises, certificates, approvals and orders of and from all Governmental Entities necessary to carry on the business of the Company and the Subsidiaries as it is currently being conducted, to own or hold under lease the properties and assets they own or hold under lease and to perform all obligations under the agreements to which each is a party (collectively, the “Permits”). Such Permits are valid and in full force and effect, and none of the Permits will be terminated or impaired or become terminable as a result of the transactions contemplated hereby.

     4.18. Insurance Coverage. The Company has furnished to Parent a list of, and accurate summaries of, all insurance policies and fidelity bonds covering the business and operations of the Company, any Subsidiary or any employee thereof that are currently in effect. Except as set forth in Schedule 4.18, there are no pending claims by the Company or any Subsidiary under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums payable under all such policies and bonds have been paid and the Company and the Subsidiaries are otherwise in full compliance with the terms and conditions of all such policies and bonds. Such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) have been in effect since the Time of Formation and remain in full force and effect. Such policies of insurance and bonds are of the type and in amounts customarily carried by Persons conducting businesses similar to the business conducted by the Company and the Subsidiaries.

     4.19. Compliance with Laws. Except as set forth on Schedule 4.19, neither the Company nor any Subsidiary is in material violation of or has since the Time of Formation violated in any material respect, and to the Company’s knowledge is not under investigation with respect to or has not been threatened to be charged with or given notice of any material violation of, any law, rule, ordinance or regulation, or judgment, order or decree entered by any Governmental Entity, applicable to the Company or any Subsidiary or the conduct of their respective businesses (other than Environmental Laws, which are governed by Section 4.30, or laws relating to Taxes, which are governed by Exhibit I).

     4.20. Intellectual Property.

           (a) Schedule 4.20(a) sets forth a true and complete list of all of the following items which the Company or any Subsidiary owns in whole or in part (hereinafter referred to as the “Intellectual Property Rights”): (i) patents and applications therefor, (ii) all trademark, trade name, service mark, collective mark, and certification mark registrations and applications therefor, (iii) all material trademarks, trade names, service marks, collective marks, and certification marks which have been used by the Company or any Subsidiary in commerce at any time in the last five years, (iv) all copyright registrations and applications therefor, (v) all material copyrightable works of authorship which have not been the subject of a copyright registration or application therefor, and (vi) all material trade secrets, proprietary information, databases and data. Schedule 4.20(a) also sets forth a true and complete list of all items described in subsections (i) through (vi) of the previous sentence in which the Company or any Subsidiary owns a license (the “Licensed Rights”). Except as expressly stated in Schedule 4.20(a), (i) the Intellectual Property Rights are free and clear of any Liens, are not subject to any license (royalty bearing or royalty free) and are not subject to any other arrangement requiring any payment to any person or the obligation to grant rights to any person in exchange; (ii) the Licensed Rights are free and clear of any Liens, royalties or other obligations; and (iii) the Intellectual Property Rights and the Licensed Rights are all those rights necessary to the conduct of the business of the Company and the Subsidiaries as presently conducted. The validity of the Intellectual Property Rights and title thereto and validity of the Licensed Rights (i) have not been questioned in any prior action, suit, investigation or proceeding; (ii) are not being questioned in any pending action, suit, investigation or proceeding; and (iii) are not the subject(s) of any threatened or proposed action, suit, investigation or proceeding. The business of the Company and the Subsidiaries, as presently conducted, does not conflict with and, to the knowledge of the Company, has not been alleged to conflict with any patents, trademarks, trade names, service marks, copyrights or other intellectual property rights of others. The consummation of the transactions contemplated hereby will not result in the loss or impairment of any of the Intellectual Property Rights or the right to use any of the Licensed Rights in the business of the Company and the Subsidiaries. There are no third parties using any of the Intellectual Property Rights that are material to the business of the Company and the Subsidiaries as presently conducted.

           (b) The Company and each Subsidiary owns, or possess sufficiently broad and valid rights to, all computer software programs that are material to the conduct of the business of the Company and the Subsidiaries.

     4.21. Employees.

           (a) Schedule 4.21(a) sets forth a true and complete list as of May 15, 2002 of the names, job title, hourly rate (if applicable) and EEO classification of each current employee of the Company or any Subsidiary (including employees who are represented by a collective bargaining agreement) and the name of each current contract employee of the Company. None of the employees (excluding, for purposes of this representation, the Significant Employees) of the Company or any Subsidiary has indicated to the Company or such Subsidiary that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within two years after the Closing Date, other than such resignations and retirements that would not result in a Material Adverse Effect.

           (b) Except for routine annual salary increases for non-executive employees approved by the compensation committee of the Company’s board of directors in the ordinary course of business, and except as otherwise set forth on Schedule 4.21(b), since March 31, 2002 there has been no material change in the numbers of employees of the Company and the Subsidiaries or in the terms and conditions of their employment or remuneration. Except as disclosed in Schedule 4.21(b), no current or former directors, officers, employees, or consultants of the Company or any Subsidiary are entitled to claim against the Company or such Subsidiary for any non-statutory severance payments or similar termination compensation. Except as set forth in Schedule 4.21(b), as of the date of this Agreement, no events have occurred to cause the Company or any Subsidiary to have a current obligation to make any payment to any current or former director, officer or employee by way of specific performance, damages or compensation for loss of office or employment or for unfair or wrongful dismissal.

           (c) Except as set forth on Schedule 4.21(c), the Company and the Subsidiaries have complied since the Time of Formation and are currently complying in all material respects, with regard to all employees of the Company and such Subsidiaries, with all Applicable Laws respecting employment and employment practices and the protection of the health and safety of employees, from whatever source such law may be derived, including, without limitation, statutes, ordinances, laws, rules, regulations, policies, standards, judicial or administrative precedents, judgments, orders, decrees, awards, citations, licenses, official interpretations and guidelines. Without limiting the generality of the foregoing, the Company has complied in all material respects with its obligations to withhold and report to the applicable Governmental Entities all amounts required by Applicable Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees of the Company and the Subsidiaries.

           (d) Schedule 4.21(d) provides a list of all consulting and employment agreements (and a description of any oral agreements) between the Company or any Subsidiary and any Person (whether or not an employee of the Company or any Subsidiary), including without limitation any agreements that contain any clause or provision related to or triggered by a change of control with respect to the Company or any Subsidiary. Schedule 4.21(d) contains a list of each member of senior management of the Company and each Subsidiary.

           (e) There are no suits, arbitrations or similar controversies between the Company or any Subsidiary and any current or former employee, director, consultant, officer or trade union pending or, to the knowledge of Company, threatened other than as disclosed in Schedule 4.21(e).

           (f) Except as set forth in Schedule 4.21(f) or as otherwise expressly provided in this Agreement, the execution, delivery of this Agreement and the consummation of the transactions contemplated hereby will not:

(i) entitle any employee of the Company or any Subsidiary to severance payment, employment compensation or any other form of payment;

(ii) accelerate the time of payment or vesting of, or increase the amount of, any Option or other compensation due to any employee of the Company or any Subsidiary; or

(iii) entitle any employee of the Company or any Subsidiary to terminate or shorten his employment.

           (g) Except as set forth in Schedule 4.21(g):

(i) Since the Time of Formation, the employees of the Company and the Subsidiaries have not been, and currently are not, represented by a labor organization or group that was either certified or voluntarily recognized by any labor relations board or certified or voluntarily recognized by any other entity.

(ii) There is no collective bargaining agreement presently in force with respect to employees of the Company or any Subsidiary, and the Company and the Subsidiaries are not and, since the Time of Formation, have never been signatories to a collective bargaining agreement with any trade union, labor organization or group.

(iii) To the Company’s knowledge, no representation election petition or application for certification has been filed by employees of the Company or any

Subsidiary or is pending with any entity and no union organizing campaign or other attempt to organize or establish a labor union, employee organization or labor organization or group involving employees of the Company or any Subsidiary has occurred, is in progress or is threatened.

(iv) The Company and the Subsidiaries have not engaged in any unfair labor practice and there is not pending or, to the knowledge of the Company, threatened any labor board proceeding of any kind, including any such proceedings against the Company or any Subsidiary by any trade union, labor union, employee organization or labor organization representing employees of the Company or any Subsidiary. No grievance or arbitration demand or proceeding, whether or not filed pursuant to a collective bargaining agreement, has been threatened, filed or is pending against the Company or any Subsidiary.

(v) No labor dispute, walk out, strike, slowdown, hand billing, picketing, work stoppage (sympathetic or otherwise), or other concerted action involving the employees of the Company or any Subsidiary has occurred since the Time of Formation, is in progress or, to the knowledge of the Company, has been threatened.

(vi) No breach of contract or denial of fair representation claim has been filed or is pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary or any trade union, labor union, employee organization or labor organization representing any employee of the Company or any Subsidiary.

(vii) Since the Time of Formation, the Company and the Subsidiaries have complied with all material contractual obligations with respect to the current and past employees of the Company and the Subsidiaries.

(viii) No citation has been issued against the Company or any Subsidiary and no notice of contest, claim, complaint, charge, investigation, or other administrative enforcement proceeding has been filed or is pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary under any other Applicable Law relating to employment or the employees of the Company and the Subsidiaries.

(ix) Neither the Company nor any Subsidiary has taken any action that would trigger notice requirements or liability (e.g., the Worker Adjustment Retraining and Notification Act or any similar state law) under any federal, local, state or foreign plant closing notice, collective dismissal law or other Applicable Law.

(x) There are no pending or, to the knowledge of the Company, threatened claims or actions against the Company or the Subsidiaries under any worker’s compensation policy or long-term disability policy, which could reasonably be expected to result in a Material Adverse Effect.

(xi) There are no outstanding loans or advances from the Company to employees or stockholders of the Company, including loans or advances made for the purpose of allowing a stockholder to purchase shares of Common Stock.

(xii)	The Company does not have any liability or other obligation to any current or former employee for any housing allowance or other relocation expenses in excess of U.S. $100,000 in the aggregate with respect to any such individual.

           (h) Since the Time of Formation, the Company and the Subsidiaries have at all times maintained and currently maintain adequate insurance as required by Applicable Law with respect to workers’ compensation claims and unemployment benefits claims.

           (i) All individuals who are or were performing consulting or other services for the Company or any Subsidiary are or were correctly classified by the Company or such Subsidiary as either “independent contractors” or “employees,” as the case may be, and, at the Closing, with respect to those individuals still performing consulting services for the Company or such Subsidiary as of the Closing Date, such individuals will qualify for such classification, excluding any misclassification which could not reasonably be expected to result in a Material Adverse Effect.

           (j) Each of the employees, including without limitation contract employees, and independent contractors of the Company and the Subsidiaries has been issued, granted or approved for the appropriate security clearance by each applicable Governmental Entity that is necessary for such employee or independent contractor, as the case may be, to perform the functions and duties of his or her position with the Company or any Subsidiary.

     4.22. Receivables. Except as set forth on Schedule 4.22, all accounts, notes receivable and other receivables reflected on the Reference Balance Sheet and all accounts and notes receivable of the Company or any Subsidiary outstanding are valid, genuine and fully collectible in the aggregate amount thereof, subject to normal and customary trade discounts, less any reserves for doubtful accounts recorded on the Reference Balance Sheet or on the books of the Company on a basis consistent with past practice.

     4.23. Accounts Payable. The accounts payable of the Company and the Subsidiaries are properly reflected on the Reference Balance Sheet and arose from bona fide transactions with unaffiliated third parties in the ordinary course of business consistent with past practice.

     4.24. No Third Party Options. There are no existing agreements, options, commitments or rights with, of or to any person to acquire any assets, properties or rights of the Company or any Subsidiary or any interest in such assets, properties or rights.

     4.25. Anti-Competitive Arrangements. To the knowledge of the Company, neither the Company nor any Subsidiary is, nor during the last six years have they been, party to any agreement, arrangement, concerted practice of conduct that (a) infringes any local law, legislation or regulation (civil or criminal) relating to competition, restrictive trade practices, antitrust, monopolies, merger control, fair trading, restraint of trade, pricing, anti-dumping or free movement of goods and services in any jurisdiction in which the Company or any Subsidiary conducts business or has assets or sales; or (b) is void or unenforceable (whether in whole or in part) or may render the Company or any Subsidiary liable to proceedings under any such law, legislation or regulation as is referred to in clause (a) above.

     4.26. Major Suppliers, Customers and Distributors.

           (a) Neither the Company nor any Subsidiary has received any written notice, or to the knowledge of the Company, oral notice, that any significant supplier, including without limitation any sole supplier, will not sell raw materials, supplies, merchandise and other goods to the Company or any Subsidiary at any time after the Closing Date on terms and conditions substantially similar to those used in its current sales to the Company or such Subsidiary, subject only to general and customary price increases, unless comparable supplies, merchandise or other goods are readily available from other sources on comparable terms and conditions.

           (b) Neither the Company nor any Subsidiary has received any written notice, or to the knowledge of the Company, oral notice, that any significant customer, including without limitation the United States Navy, the United States Department of Defense, or any other Governmental Entity, intends to terminate or significantly reduce or curtail its business relations with the Company or such Subsidiary at any time after the Closing Date.

     4.27. Ethical Practices.

           (a) None of the Company, any Subsidiary or any of their respective directors, officers, employees or representatives has, directly or indirectly, (i) used funds or other assets of the Company or any Subsidiary, or made any promise or undertaking in such regard, for any illegal payments, contributions, gifts, entertainment or other unlawful expenses to or for the benefit of any Person or the establishment or maintenance of a secret or unrecorded fund; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment. There have been no false or fictitious entries made in the books or records of the Company or any Subsidiary relating to any such illegal payment or secret or unrecorded fund.

           (b) The Company has not entered into any transaction with any of its Affiliates that has provided to the Company revenues, earnings or assets that would not have been available to it in an arm’s length transaction with an unaffiliated Person, or that is pursuant to terms that are less favorable to the Company than would have been available in an arm’s length transaction other than transactions with CMG or its Affiliates that are expressly set forth in this Agreement or the Schedules, which are scheduled to terminate at the Closing.

     4.28. Finders’ Fees. Other than those advisers whose fees are included in the definition of Seller Expenses, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any Subsidiary who might be entitled to any fee or commission from Parent, Acquisition, the Surviving Corporation or any of their respective Affiliates upon consummation of the transactions contemplated by this Agreement.

     4.29. Nuclear Services. Neither the Company nor any Subsidiary provides nor has any of them in the past provided any Nuclear Services. Neither the Company nor any Subsidiary is party to any Contract or Bid pursuant to which the Company or such Subsidiary would be obligated to provide Nuclear Services.

     4.30. Environmental Compliance.

           (a) Except as disclosed in Schedule 4.30(a), the Company, all Subsidiaries and any of their respective predecessors in interest have obtained all material Permits of all Governmental Entities that are required under any Environmental Law. Schedule 4.30(a) sets forth all material Permits issued under any Environmental Law relating to the Company, any Subsidiary or any of their respective predecessors in interest.

           (b) Except as set forth in Schedule 4.30(b), (i) the Company, all Subsidiaries and any of their respective predecessors in interest are in material compliance with all terms and conditions of all Permits required under any Environmental Law for the operation of the business of or that relate to the Company, any Subsidiary or any of their respective predecessors in interest; and (ii) the Company, all Subsidiaries and any of their respective predecessors in interest are also in material compliance with and have not violated any other limitations, restrictions, conditions, standards, requirements, schedules and timetables required or imposed under any Environmental Law.

           (c) Except as set forth in Schedule 4.30(c), there are no Management or Releases of any Hazardous Substance at, on, about or under any property owned or operated by the Company or any Subsidiary or, to the knowledge of the Company, any past or present conditions or circumstances associated with the operation of the Company or the Subsidiaries, that violate or that would reasonably be expected to violate any Environmental Law after the Closing or that would reasonably be expected to give rise to any material Environmental Liability or any claim, action, demand, suit or notice by any Governmental Entity under any Environmental Law.

           (d) No lien has been placed or threatened to be placed upon any Real Property under any Environmental Law.

           (e) There has been no environmental investigation, study or audit (including without limitation, Phase I and Phase II investigation reports) relating to any facilities or real property ever owned, operated or leased by the Company, any Subsidiary or any of their respective predecessors in interest, any facility to which the Company or any Subsidiary have sent any Hazardous Substance, or any material Environmental Liability of the Company, any Subsidiary or any of their respective predecessors in interest, in the possession of the Company, any Subsidiary or, to the knowledge of the Company, any agent or contractor of the Company, which has not been (i) provided to or made available for review by the Parent at least 10 days prior to the date hereof or (ii) listed on Schedule 4.30(e) hereto.

           (f) Except as set forth on Schedule 4.30(f), no Environmental Law imposes any obligation upon the Company or any Subsidiary arising out of or as a condition to any transaction contemplated by this Agreement, including, but not limited to, any requirement to modify or transfer any Permit, any requirement to file any notice or other submission with a government, the placement of any notice, acknowledgment or covenant in any land records, or the modification of or provision of notice under any agreement, consent order or consent decree.

           (g) Except as set forth in Schedule 4.30(g), there are no underground storage tanks, active or abandoned, at any Real Property now or previously owned, operated or leased by the Company, any Subsidiary or any of their respective predecessors in interest which the Company or any Subsidiary is required to investigate, retrofit, abate, remediate or remove under any Environmental Law.

           (h) To the knowledge of the Company, except as set forth in Schedule 4.30(h), which identifies the location at which such materials are located, there are no material amounts of any damaged asbestos containing materials or polychlorinated biphenyls present on the Real Property, which the Company or any Subsidiary is required to investigate, abate, Remediate or remove under any Environmental Law.

           (i) Except as set forth on Schedule 4.30(i), neither the Company nor any Subsidiary has received any written notice or, to the knowledge of the Company, any oral notice alleging any Environmental Liability.

     4.31. Preservation of Indemnification Claims. To the extent such rights exist or are available to the Company or any Subsidiary, the Company has taken all necessary and appropriate actions to preserve its and the Subsidiaries’ right to indemnification or other relief under the Stock Purchase Agreement, dated as of October 3, 1997, by and among SWM Holdings, Inc., and Certain Selling Stockholders of Southwest Marine, Inc. and San Francisco Drydock, Inc., the Claims Escrow Agreement, dated as of November 25, 1997, or any of the other agreements entered into in connection therewith (collectively, as amended from time to time, the “SWM Acquisition Agreements”), the Acquisition Agreement, dated as of September 4, 1998, by and among SWM Holdings, Inc., Norshipco Acquisition Corporation and Norshipco, or any of the other agreements entered into in connection therewith (collectively, as amended from time to time, the “Norshipco Acquisition Agreements”) or otherwise, including without limitation, the right to indemnification for Damages arising out of, related to, or incurred by the Company or any Subsidiary in connection with any Environmental Liability related to sedimentary contamination in San Diego Bay (the “San Diego Indemnification Claim”). As of the date of this Agreement, an amount in excess of U.S. $8.8 million is being held in an escrow account (No. 13607600) at Wells Fargo Bank Minnesota, NA, for the satisfaction of indemnification claims under, and in accordance with, the SWM Acquisition Agreements. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, will not adversely affect the Company’s (or, after the Closing, the Surviving Corporation’s) entitlement to receive indemnification under the SWM Acquisition Agreements, the Norshipco Acquisition Agreements or otherwise.

     4.32. Books and Records; Other Information.

           (a) The minute books and other similar records of the Company contain true and complete records of all actions taken at any meetings of the Company’s stockholders, the Company’s Board of Directors or any committee thereof and all written consents executed in lieu of the holding of any such meetings. A complete copy of such minute books and other similar records for the previous five years has been provided to Parent. The Company’s share register and share transfer records are true, accurate and complete, and complete and accurate copies thereof have been delivered by the Company to Parent.

           (b) The financial projections relating to the Company and the Subsidiaries delivered to Parent are based on reasonable assumptions and management believes that, as of the date they were prepared, constitute a reasonable estimate of the information purported to be shown therein; provided, however, that such projections do not constitute a guaranty of future performance.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT

     Parent and Acquisition hereby jointly and severally represent and warrant to the Company as follows:

     5.01. Organization and Existence. Each of Parent and Acquisition is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. Parent has heretofore made available to the Company accurate and complete copies of its and Acquisition’s certificate of incorporation and by-laws, as currently in full force and effect.

     5.02. Corporate Authorization.

           (a) The execution, delivery and performance by Parent and Acquisition of this Agreement and the consummation by Parent and Acquisition of the transactions contemplated hereby are within the corporate powers of each of Parent and Acquisition and have been duly authorized by all necessary corporate action on the part of Parent and Acquisition. This Agreement has been duly executed and delivered by each of Parent and Acquisition and constitutes a valid and binding agreement of the Company, enforceable in accordance with its terms.

           (b) Without limiting the generality of the foregoing, the board of directors for each of Parent and Acquisition: (i) approved this Agreement, the Merger and the other transactions contemplated hereby, and (ii) has not withdrawn or modified such approval or resolution to recommend.

     5.03. Governmental Authorization. Except for the applicable requirements of the HSR Act, the execution, delivery and performance by Parent of this Agreement require no action by or in respect of, or filing with, any Governmental Entity.

     5.04. No Conflicts. The execution, delivery and performance by Parent and Acquisition of this Agreement, and the consummation of the transactions contemplated herein, do not and will not (i) contravene or conflict with the certificate of incorporation or by-laws of Parent or Acquisition, or (ii) contravene or conflict with any provision of any law, regulation, judgment, injunction, order or decree binding upon Parent or Acquisition in such a manner as to materially impair Parent’s or Acquisition’s ability to consummate the transactions contemplated by this Agreement. Neither Parent nor Acquisition is party to, or bound by, any Contract, Permit or other instrument which would require a consent as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

     5.05. Parent Financing. Parent has provided the Company with a copy of the commitment letter from Parent’s lenders in connection with the financing of Parent’s obligations under this Agreement. Upon satisfaction of the closing conditions set forth in Sections 10.01 and 10.02, Parent shall have sufficient funds to satisfy all of its obligations under this Agreement.

     5.06. Fairness Opinion. Parent has received an opinion letter from its financial advisor stating that the cash consideration to be paid by Parent and Acquisition is fair to Parent from a financial point of view, subject to customary qualifications and limitations set forth therein.

     5.07. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Parent or Acquisition who might be entitled to any fee or commission from the Company, any of its Affiliates or any Stockholder upon consummation of the transactions contemplated by this Agreement.

     5.08. Litigation. There is no action, suit, investigation or proceeding pending against or, to the knowledge of Parent, threatened against or affecting Parent or Acquisition before any Governmental Entity which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

ARTICLE VI
COVENANTS OF THE COMPANY

     The Company agrees that:

     6.01. Conduct of the Business. From the date of this Agreement until the Closing Date, except as otherwise expressly contemplated by this Article VI, the Company shall, and shall cause each of the Subsidiaries, to conduct its business in the ordinary course consistent with past practice, use its best efforts to preserve intact the business organization and relationships with third parties and keep available the services of its present employees. Without limiting the generality of the foregoing, except as otherwise expressly contemplated by this Article VI, or except with the prior written consent from Parent, which consent shall not be unreasonably withheld, from the date of this Agreement until the Closing Date, the Company will not, and will cause each of the Subsidiaries not to:

           (a) acquire a material amount of assets from any other Person other than for proposed capital expenditures contained in the Company’s projections and budget under U.S. $500,000;

           (b) except as set forth on Schedule 6.01(b), sell, lease, license or otherwise dispose of any assets reflected on the Reference Balance Sheet in excess of $100,000;

           (c) sell or factor any accounts receivable, with or without recourse;

           (d) fail to maintain in good repair, subject to ordinary wear and tear, the premises, fixtures, machinery, furniture and equipment of the Company or such Subsidiary in a manner consistent with past practices and in conformance with industry standards;

           (e) submit any Bid (other than fixed-price Bids valued at less than $5 million) which, if accepted or awarded, would result in a Loss Contract (measured as of the date as of which the Contract or Bid is made or entered into), or amend or modify any Contract such that it would result, or could be reasonably expected to result, in a Loss Contract (measured as of the date as of which the Contract or Bid is made or entered into);

           (f) (i) take or permit any action that would result in the failure of any representation or warranty of the Company under this Agreement to be true and correct in any material respect at, or as of any time prior to, the Closing Date or (ii) omit or commit to omit to take any action necessary to prevent any such representation or warranty from failing to be true and correct in any material respect at any such time;

           (g) fail to duly and timely file or cause to be filed all reports and returns required to be filed with any Governmental Entity and promptly pay or cause to be paid when due all Taxes (unless an extension is filed in accordance with Applicable Law), assessments and governmental charges, including interest and penalties levied or assessed, unless diligently contested in good faith by appropriate proceedings; provided, however, that notwithstanding the filing of any such extension, such Tax shall continue to be attributed to the Pre-Closing Tax Period;

           (h) make any material Tax election or settle or compromise any material income Tax liability or permit any material insurance policy naming it as a beneficiary or loss-payable to expire or to be canceled or terminated, unless a comparable insurance policy reasonably acceptable to Parent is obtained and in effect;

           (i) increase its authorized share capital or authorized shares, as applicable, issue and deliver any additional shares of its capital stock (excluding the issuance of Common Stock upon the exercise of Options) or securities convertible into or exchangeable for shares of its capital stock, or issue or grant any right, option (including any Option under the Company Option Plan) or other commitment for the issuance of shares of its capital stock or of such securities, or split, combine or reclassify any shares of its capital stock;

           (j) exercise its discretion or otherwise voluntarily accelerate the vesting of, or waive any condition of exercise of, any Option as a result of the Merger, any other change of control of the Company or otherwise;

           (k) amend or modify its charter documents;

           (l) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its Common Stock, make any other actual, constructive or deemed distribution in respect of its Common Stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities, any Option or any other agreement;

           (m) make any cash payment or distribution of any assets or property of the Company or any Subsidiary to the Carlyle Management Group (“CMG”), any Affiliate thereof, any Affiliate of the Company or a Subsidiary or any other related parties other than (i) the payment of salaries in the ordinary course of business consistent with past practice; and

(ii)  payments of amounts up to U.S. $250,000 per month due and owing to CMG for management and financial advisory services and travel costs;

           (n) create any subsidiary, acquire any capital stock or other equity securities of any corporation or acquire any equity or ownership interest in any business or entity;

           (o) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

           (p) except as may be required by Applicable Law or the Plans, enter into, adopt or amend or terminate any Employee Benefit Plan or Employee Retirement Plan, or increase in any manner the compensation of any director, officer or employee or pay any benefit not required by an Employee Benefit Plan or Employee Agreement as in effect as of the date hereof (including the granting of stock appreciation rights or performance units);

           (q) (i) create, incur or assume any Indebtedness secured by any of the Real or Personal Property, (ii) grant, create, incur or suffer to exist any Liens on the Real or Personal Property that did not exist on the date hereof, (iii) incur any liability or obligation (absolute, accrued or contingent) except in the ordinary course of business consistent with past practice, (iv) write-off any guaranteed checks, notes or accounts receivable, (v) revalue any asset or investment on the books or records of the Company or any Subsidiary, including without limitation the write-down of the value of any such asset or investment, except for depreciation and amortization in the ordinary course of business consistent with past practice, (vi) cancel any debt or waive any claims or rights, (vii) make any commitment for any capital expenditure to be made on or after the Closing Date in excess of U.S. $500,000 in the case of any single expenditure or U.S. $1,000,000 in the case of all capital expenditures, or (viii) incur any liability or obligation for costs and fees related to or in connection with the initial public offering of the Company’s securities, except as disclosed in Schedule 6.01(q); (ix) incur any liability or obligation for costs and fees related to or in connection with the Merger in excess of the Seller Expenses;

           (r) make any change in any method of accounting or accounting practice by the Company except for any such change after the date hereof required by reason of a concurrent change in generally accepted accounting principles;

           (s) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any employee of the Company or any Subsidiary;

           (t) make or approve any (i) grant of any severance or termination pay to any employee of the Company or any Subsidiary, (ii) increase in benefits payable under an existing severance or termination pay policy or employment agreement or (iii) increase in, or early payment of, compensation, bonus or other benefits payable to any employee of the Company or any Subsidiary;

           (u) settle or compromise any pending or threatened suit, action or claim that (i) relates to the transactions contemplated hereby or (ii) the settlement or compromise of which would involve more than U.S. $250,000 or that would otherwise be material to the Company;provided, however, that the Company may settle any pending or threatened suit, action or claim without regard to the threshold amounts set forth in this Section 6.01(u) to the extent that (A) such settlement relates to the resolution of workers’ compensation claims in the ordinary course of business consistent with past practices; or (B) any sums due from the Company in connection with such settlement will be paid in full by an insurance provider of the Company and such settlement will not otherwise have a Material Adverse Effect;

           (v) take any action, including without limitation the delivery of any correspondence with respect to the teaming agreement between Norshipco and Metro Machine Corporation (the “Metro Teaming Agreement”), or any amendment, modification, revision or termination to the terms and conditions of such teaming agreement, excluding in all cases performance under such teaming agreement in accordance with its terms;

           (w) to the extent such rights exist or are available to the Company or any Subsidiary, take any action that would adversely affect in any material fashion the Company’s or any Subsidiary’s right to indemnification for the San Diego Indemnification Claim or any other claim for indemnification or other relief in favor of the Company or any Subsidiary that may exist under the SWM Acquisition Agreements, the Norshipco Acquisition Agreements or any other Contract to which the Company is a party; or

           (x) enter into any contract, agreement or commitment with respect to any of the foregoing.

     6.02. Access to Information. From the date hereof until the Closing Date, the Company will (a) give Parent, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and the Subsidiaries, (b) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data (including without limitation data regarding environmental matters) and other information relating to the business of the Company and the Subsidiaries as such Persons may reasonably request, including without limitation monthly financial statements as and when they are prepared in the ordinary course of business, and (c) instruct the employees, counsel and financial advisors of the Company and the Subsidiaries to cooperate with Parent in its investigation of the Company and the Subsidiaries; provided that no investigation pursuant to this Section shall affect any representation or warranty given by the Company hereunder; and provided, further, that any investigation pursuant to this section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and the Subsidiaries.

     6.03. Notices of Certain Events. From the date hereof until the Closing Date, the Company shall promptly notify Parent of:

           (a) any changes or events which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect;

           (b) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

           (c) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement;

           (d) the acceptance or rejection of any government Bid, the entering into of any Government Contract, or any notice or other communication from the United States Navy, the United States Department of Defense or any other Governmental Entity regarding plans to discontinue or curtail use of the Company’s facilities or any other anticipated material change with respect to its expected use of the Company’s facilities or services, or requirements to be met in connection with rendering services on behalf of such Governmental Entity;

           (e) any actions, suits, claims, investigations or proceedings commenced or, to the best of the Company’s knowledge, threatened against, relating to or involving or otherwise affecting the business of the Company and the Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Sections 4.14, 4.16 or 4.21 or that relates to the consummation of the transactions contemplated by this Agreement;

           (f) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Company or any of the Subsidiaries in any material respect; and

           (g) the receipt of any correspondence from Metro Machine Corporation with respect to the Metro Teaming Agreement.

     6.04. Insurance. From and after the date of this Agreement through the Closing Date, the Company shall not, and shall cause the Subsidiaries not to, take or fail to take any action if such action or inaction, as the case may be, would adversely affect the applicability of any insurance in effect on the date of this Agreement that covers the business or operations of the Company, any Subsidiary or any employee thereof with respect to events occurring prior to the Closing.

     6.05. Supplements to Disclosure Schedule. Concurrent with the execution and delivery of this Agreement, the Company has delivered the Company Disclosure Schedule, which includes all of the information required by the relevant provisions of this Agreement. From time to time up to the Closing Date (or the earlier termination of this Agreement in accordance with its terms), the Company shall supplement or amend the Schedules to this Agreement with respect to any matter first existing or occurring after the date hereof which, if existing or occurring at or prior to the date hereof, would have been required to be set forth in any of the Schedules to this Agreement, or that is necessary to correct any information in such Schedules that has been rendered inaccurate thereby (each such supplement or amendment, an “Addition”). The Company shall deliver such Additions to Parent as soon as practicable after such information is available to the Company. If Parent is entitled to terminate this Agreement pursuant to Section 12.01(f) but elects not to do so, any such disclosure shall be deemed to constitute an exception to the representations and warranties solely for purposes of satisfying the closing conditions set forth in Article X; provided, however, that notwithstanding the election by

Parent to continue with the Closing despite the Addition, Parent shall continue to be entitled to seek indemnification for misrepresentation or breach of warranty, covenant or agreement by the Company under Article XI hereof, and for purposes of Article XI, the Schedules delivered by the Company shall be deemed to include only the information contained therein on the date of this Agreement.

     6.06. No Solicitation. From the date hereof until the Closing Date, the Company will not, and the Company will cause the Subsidiaries not to, directly or indirectly, through any officer, director or agent of any of them or otherwise, initiate, solicit or encourage, or enter into negotiations of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent, or purchase agreement or other similar agreement with any Person other than Parent and Acquisition, with respect to the acquisition of some or all of the Shares or Options, or a merger, consolidation, business combination, sale of all or any substantial portion of the assets of the Company or any Subsidiary, or any similar extraordinary transaction with respect to the Company or any Subsidiary. The Company agrees to notify Parent orally (within three business days) and in writing (as promptly as practicable) of all relevant terms of any proposals by a third party to do any of the foregoing which the Company, any Subsidiary or any of their respective officers, directors or agents may receive relating to any of such matters and, if such proposal is in writing, the Company will deliver to the Parent a copy of such inquiry or proposal.

     6.07. Customer Visits. Between the date hereof and the Closing Date, and subject to such reasonable limitations as the Company shall deem necessary, the Company shall permit, and shall cause the Subsidiaries to permit, Parent to discuss and meet, and the Company shall cooperate in such discussions and meetings, with any significant customer, agent, or business partner of the Company or any Subsidiary that Parent reasonably requests. Upon the request of either Parent or the Company, a senior executive of the Company, reasonably satisfactory to Parent, shall accompany Parent’s representative to such meeting and shall participate with Parent’s representative in any such discussions. Furthermore, the Company shall cooperate with Parent in the preparation of a presentation to such customers with respect to the transactions contemplated by this Agreement.

     6.08. Supplemental Information. Prior to the Effective Time, the Company shall deliver to Parent:

           (a) to the extent not previously provided, a list that is true and complete in all material respects of (i) the names, titles, functions, annual salaries, target bonus and other compensation of each employee of the Company or any Subsidiary who is not represented by a collective bargaining agreement; (ii) the wage rates for each employee of the Company and the Subsidiaries (by classification) who is represented by a collective bargaining agreement; and (iii) the names, functions and contract labor rates (by classification) for each current contract employee of the Company or any Subsidiary, which list shall designate, where applicable, the provider of each such contract employee.

           (b) a list that is true and complete in all material respects of each Permit, together with the name of the government agency or entity issuing such Permit.

     6.09. Access to Company Employees. The Company agrees to provide Parent with reasonable access to its employees during normal working hours following the date of this Agreement through the Closing Date to, among other things, provide information to such employees about Parent. All communications by Parent with Company employees shall be conducted in a manner that does not disrupt or interfere with the Company’s efficient and orderly operation of its business.

     6.10. Capital Air. The Company hereby agrees that, prior to the Effective Time, (i) the Company shall transfer all of its right, title and interest in and to the capital stock of Capital Air Services, Inc. (“Capital Air”) to Key Plastics, L.L.C., an Affiliate of the Representative, or such other third party as is reasonably acceptable to Parent; (ii) any and all Contracts between the Company and any Subsidiary, on the one hand, and Capital Air, on the other hand, shall be terminated in connection with such transfer; and (iii) the Company shall have no liability with respect to Capital Air and, simultaneous with such transfer, the transferee of the capital stock of Capital Air shall assume any and all obligations, liabilities, rights and duties of the Company with respect to Capital Air for no additional consideration.

     6.11. Termination of Certain Agreements. Effective at or prior to the Effective Time, the Company shall terminate or cause to be terminated (i) any Contracts between CMG and its Affiliates (other than the Company and the Subsidiaries), on the one hand, and the Company or any Subsidiary, on the other hand, including without limitation, any Contract between the Company and B. Edward Ewing (excluding Options held by Mr. Ewing) providing for the payment of any amounts as a result of the effectiveness of the Merger or any other change of control of the Company; and (ii) any agreements among some or all of the Stockholders or Optionholders, solely in their capacities as such, containing ongoing rights, duties or obligations with respect to the Company or any Subsidiary.

     6.12. Significant Employees. The Company shall use commercially reasonable efforts to cause each of the Significant Employees to remain as an employee of the Company until the Effective Time.

     6.13. Cancellation of Options. The board of directors of the Company, or the applicable committee thereof, shall take all action necessary, to Parent’s reasonable satisfaction, to provide that all Options that have not been exercised prior to the Effective Time shall be cancelled or terminated immediately after the Effective Time and replaced with the right to receive the applicable Option Amount in accordance with the terms of this Agreement and the Company Option Plan, all as further described in Section 3.04 of this Agreement.

     6.14. Meeting of Stockholders. The Company shall take all actions necessary in accordance with the DGCL and its certificate of incorporation and by-laws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby (the “Meeting”) or solicit its stockholders’ written consent as promptly as practicable to consider and vote upon or consent to the adoption and approval of this Agreement and the transactions contemplated hereby. The stockholder vote required for the adoption and approval of the transactions contemplated by this Agreement shall be the vote required by the DGCL and the Company’s certificate of incorporation and by-laws. Any proxy or information statement relating to the meeting of the Company’s stockholders to be held in connection with the Merger, or action by written consent in lieu of such meeting, shall include the recommendation of the board of directors of the Company in favor of the Merger and this Agreement.

ARTICLE VII
COVENANTS OF THE PARTIES

     The parties hereto agree that:

     7.01. Further Assurances. (a) Subject to the terms and conditions of this Agreement, Parent, Acquisition and the Company will each use its reasonable efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws and regulations to consummate the transactions contemplated by this Agreement as promptly as practicable, including, without limitation, cooperating in the preparation and filing of the Notification and Report forms under the HSR Act, and any filings under similar merger notification laws or regulations of domestic or foreign Governmental Entities, (ii) obtain expeditiously from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent, Acquisition, the Company or any of their Affiliates in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, including, without limitation, cooperating in the preparation and filing of any forms, notifications, filings or other documents with respect to the Company’s Permits, and (iii) as promptly as practicable, make all necessary filings and thereafter make any other required submissions, with respect to this Agreement and the transactions contemplated hereby required under any other Applicable Law; provided that Parent, the Company, and the Representative shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents (excluding documents prepared in connection with any filing pursuant to the HSR Act) to the non-filing parties and their advisors prior to filing and, if requested, accepting all reasonable additions, deletions or changes suggested by the other parties in connection therewith. From the date of this Agreement until the Closing Date, each party shall promptly notify the other parties in writing of any pending or, to the knowledge of the first party, threatened action, proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking material damages in connection with consummation of the transactions contemplated by this Agreement or (ii) seeking to restrain or prohibit the consummation of such transactions or otherwise limit the right of Parent to own or operate all or any portion of the business of the Company and the Subsidiaries, which in either case would have a Material Adverse Effect prior to or after the Closing.

           (b) Parent, Acquisition and the Company shall furnish to one another all information required for any application or other filing to be made pursuant to the rules and regulations of any Applicable Law in connection with consummation of the transactions contemplated by this Agreement.

           (c) (i) Parent, Acquisition and the Company shall give (or shall cause its respective Affiliates to give) any required notices to third parties and use, and cause its respective Affiliates to use, their reasonable efforts (including, without limitation, cooperating to the fullest extent reasonably practicable with the efforts of the other parties to this Agreement) to obtain any third party consents (A) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including without limitation those consents listed on Schedule 4.08(a) hereto, or (B) required to prevent a Material Adverse Effect from occurring prior to or after the Closing.

           (ii)      In the event that Parent, Acquisition or the Company shall fail to obtain any third party consent described in subsection (c)(i) above, it shall use its reasonable efforts, and shall take any such actions reasonably requested by any other party, to minimize any adverse effect upon Parent, the Surviving Corporation, their respective Affiliates, and their respective businesses resulting, or which could reasonably be expected to result after the Closing, from the failure to obtain such consent.

     7.02. Public Announcements; Confidentiality.

           (a) Neither the Company nor the Representative shall issue any press release or otherwise make any public statements (including any written statement circulated to employees, customers or other third parties) with respect to the transactions contemplated by this Agreement, including the Merger, without the prior written consent of Parent. Parent will provide a copy of the initial press release proposed to be issued within a reasonable time prior to such issuance and consult with the Company prior to issuing such initial press release with respect to the transactions contemplated by this Agreement; provided, however, that Parent need not obtain the Company’s consent in the event that the issuance of such press release and the content thereof are required by Applicable Law or any listing agreement with any national securities exchange, and the timing within which such press release must be issued would not reasonably permit prior review by the Company.

           (b) Each of the parties hereto will hold, and will cause its consultants and advisers to hold, in confidence the terms of this Agreement and all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement (collectively, the “Confidential Information”). Each of the parties agrees that it will not (except as required by applicable law, regulation or legal process), without the providing party’s prior written consent, disclose the Confidential Information, in any manner whatsoever, to any other Person, and (ii) will use the Confidential Information solely for purposes of performing its obligations under this Agreement, and consummating the transactions contemplated hereby and will not use the Confidential Information for any other purpose.

     7.03. Parent Financing. The Company shall cooperate as reasonably requested by Parent in connection with Parent’s attempt to secure the Parent Financing, including without limitation providing such documents as Parent shall reasonably request. Parent shall keep the Company reasonably informed concerning any developments (other than changes in general market conditions) that would impact Parent’s ability to satisfy the representation set forth in Section 5.05 at the Closing in any material fashion.

     7.04. Letters of Credit. Parent shall make appropriate arrangements for the assumption or replacement of the Company’s outstanding letters of credit prior to the Effective Time.

ARTICLE VIII
TAX MATTERS

     8.01. Tax Matters. The parties agree as to tax matters as set forth in Exhibit I.

ARTICLE IX
EMPLOYMENT MATTERS

     9.01. Employment Matters. The parties agree as to employment and employee benefit matters as set forth in Exhibit II.

ARTICLE X
CONDITIONS TO CLOSING

     10.01. Conditions to the Obligations of Each Party. The obligations of Parent, Acquisition and the Company to effect the Merger are subject to the satisfaction of the following conditions:

           (a) No provision of any Applicable Law or regulation and no judgment, injunction, order or decree enacted or adopted after the date hereof shall (i) prohibit the consummation of the Merger or (ii) restrain, prohibit or otherwise interfere with the Company or any Subsidiary conducting its business as it is now conducted.

           (b) any waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have terminated or expired.

           (c) All actions by or in respect of or filings with or notices to any Governmental Entity required to permit the consummation of the Closing shall have been given, obtained or complied with, as applicable.

     10.02. Conditions to Obligations of Parent and Acquisition. The obligation of Parent and Acquisition to consummate the Closing is subject to the satisfaction (or waiver by Parent and Acquisition) of the following further conditions:

           (a) (i) The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of the Company contained in this Agreement and in any other agreement or certificate delivered by the Company pursuant hereto shall be true and correct at and as of the Closing Date, as if made at and as of such date (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date); provided, however, that this condition shall be satisfied with respect to any representation or warranty that does not contain qualifications or limitations relating to materiality or Material Adverse Effect so long as such representation or warranty is true and correct in all material respects at and as of the Closing Date, as if made at and as of such date (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date), and (iii) Parent and Acquisition shall have received a certificate signed by the Chief Executive Officer of the Company to the foregoing effect.

           (b) No Governmental Entity shall have issued any order, and there shall not be any statute, rule or regulation, restraining or prohibiting the consummation of the Merger, and no proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Closing shall have been instituted by any Person before any Governmental Entity and be pending (excluding any such proceeding which has no reasonable basis in fact or which has no reasonable likelihood of success).

           (c) Each Stockholder and each Optionholder shall have delivered the Company stock certificates and Option Agreements, as the case may be; and the Company shall have delivered the stock certificates for each Subsidiary.

           (d) B. Edward Ewing shall have entered into a non-competition and non-solicitation agreement in the form attached hereto as Exhibit 10.02(d) (each, a “Non-Competition and Non-Solicitation Agreement”).

           (e) The Company, each Escrowed Stockholder, the Representative and the Escrow Agent shall have executed and delivered to Parent the Escrow Agreement, or otherwise become bound by its terms to Parent’s reasonable satisfaction.

           (f) Parent shall have received resignations, effective as of the Closing Date, of the directors of the Company and the Subsidiaries, and the officers of the Company and the Subsidiaries identified on Schedule 10.02(f).

           (g) The Company shall have received all Required Consents and all consents, authorizations or approvals from the Governmental Entities referred to in Sections 4.05 and 4.17, in each case in form and substance reasonably satisfactory to Parent, and no such consent, authorization or approval shall have been revoked.

           (h) Parent shall have received an opinion dated as of the Closing Date and addressed to Parent from Vinson & Elkins L.L.P., as special counsel for the Company, as to the matters set forth in Exhibit 10.02(h).

           (i) Parent shall have received all documents it may reasonably request relating to the existence and good standing of the Company and the Subsidiaries, and the authority of the Company to enter into this Agreement, all in form and substance reasonably satisfactory to Parent.

           (j) The Company shall have delivered the certificate setting forth the Closing Net Debt to Parent, and Closing Net Debt shall have been finally determined, each in accordance with Section 3.06.

           (k) The execution and delivery of this Agreement, and performance hereunder, shall have been approved and adopted by the requisite vote of the stockholders of the Company.

           (l) The board of directors of the Company, or the appropriate committee thereof, shall have taken all action necessary, to Parent’s reasonable satisfaction, to provide that the Options are cancelled immediately after the Effective Time replaced with the right to receive the payments described in Section 3.04 of this Agreement.

           (m) Parent shall have received all documents evidencing the consummation of the sale of the Company’s equity interest in Capital Air, and the assumption of the liabilities, obligations, rights and duties of the Company described in Section 6.10 in connection therewith.

     10.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction (or waiver by the Company) of the following further conditions:

           (a) (i) Parent and Acquisition shall have performed in all material respects all of their respective obligations hereunder required to be performed by them at or prior to the Closing Date, (ii) the representations and warranties of Parent and Acquisition contained in this Agreement and in any certificate or other writing delivered by Parent or Acquisition pursuant hereto shall be true in all material respects at and as of the Closing Date, as if made at and as of such date (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date); and (iii) the Company shall have received a certificate signed by the Chief Executive Officer of Parent and Acquisition to the foregoing effect.

           (b) No proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Closing shall have been instituted by any Person before any Governmental Entity and be pending (excluding any such proceeding which has no reasonable basis in fact or which has no reasonable likelihood of success).

           (c) Parent, Acquisition and Escrow Agent shall have executed and delivered the Escrow Agreement to the Company.

           (d) The Company shall have received all documents it may reasonably request relating to the existence and good standing of Parent and Acquisition and the authority of Parent and Acquisition for this Agreement, all in form and substance reasonably satisfactory to the Company.

           (e) The Company and the Representative shall have received an opinion dated as of the Closing Date and addressed to the Company from Gibson, Dunn & Crutcher LLP, as special counsel for Parent, as to the matters set forth in Exhibit 10.03(e).

ARTICLE XI
SURVIVAL; INDEMNIFICATION

     11.01. Survival. The representations, warranties, covenants and agreements of the parties contained in this Agreement (including the indemnification obligations for Environmental Liabilities) or in any certificate or other writing delivered pursuant to this Agreement shall survive the Closing until the third anniversary of the Closing Date; provided, however, that the representations and warranties contained in the second sentence of Section 4.03(a) shall survive indefinitely. Notwithstanding the preceding sentence, any representation, warranty, covenant or agreement (including the indemnification obligations for Environmental Liabilities) in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence with respect to any given claim (but only with respect to any such claim), if notice of such claim shall have been given to the party against whom such indemnity may be sought prior to such time. No Indemnified Party shall be entitled to indemnification with respect to any claim under this Article XI unless such Indemnified Party shall have given notice of such claim prior to the expiration of the survival period set forth herein, which notice shall be given in accordance with the procedures set forth in this Article XI and the Escrow Agreement.

     11.02. Indemnification by the Escrowed Stockholders.

           (a) Indemnification Provisions in General. From and after the Effective Time, subject to the other provisions of this Article XI, the Escrowed Stockholders shall jointly and severally indemnify Parent, Acquisition and their respective Affiliates (including, following the Closing, the Surviving Corporation, the Subsidiaries and their respective Affiliates) against and agree to hold each of them harmless from any and all Damages incurred or suffered by Parent, Acquisition or any of their respective Affiliates (including, after the Closing, the Surviving Corporation, the Subsidiaries and their respective Affiliates) arising out of or related to:

(i) any breach of a representation or warranty (disregarding any qualification or exception contained in such representation or warranty relating to materiality or Material Adverse Effect) made by the Company in this Agreement, the Escrow Agreement, the Voting Agreement, the Certificate of Merger or any of the other certificates contemplated hereby; or

(ii) any breach of any covenant or agreement made or to be performed by the Company pursuant to this Agreement, other than any breach of a covenant or agreement which was cured prior to the Effective Time and for which the Indemnified Parties suffer no Damages; or

(iii) any Environmental Liabilities.

           (b) Floor. Except as set forth in this Section 11.02, the indemnification obligations under Section 11.02(a) (including indemnification for those matters addressed in Exhibits I and II) shall not apply unless the aggregate amount of Damages arising from all claims under such section exceeds U.S. $1 million (the “Deductible”), and then for the amount of such Damages in excess of the Deductible, subject to Section 11.02(c). The provisions of this subsection (b) shall not apply to any claims for Damages incurred by Parent on or after the Closing Date with respect to any Seller Expenses (other than those identified by Seller pursuant to Section 3.06(a) which are satisfied at Closing), which shall be indemnified in full without regard to the Deductible.

           (c) Escrow Fund as Sole Remedy. Notwithstanding any provision in this Agreement to the contrary, the Escrow Fund shall be the sole and exclusive source of satisfaction of, and sole and exclusive remedy for, any claim for Damages arising out of this Agreement (including Exhibit I and Exhibit II hereto) or the transactions contemplated hereunder by any party, except as otherwise set forth in this Section 11.02; provided, however, that this subsection (c) shall not be deemed a waiver by Parent or the Surviving Corporation of any right to specific performance or injunctive relief; provided, further, however, that this subsection (c)

shall not apply to claims arising out of a breach of the representations and warranties contained in the second sentence of Section 4.03(a) as it relates to the beneficial or record ownership of Common Stock by each of the Escrowed Stockholders, and each Escrowed Stockholder shall have several liability for any such claim.

           (d) Acts of Fraud. Notwithstanding the foregoing or anything to the contrary in this Agreement, the limitations set forth in subsections (b) and (c) above shall not be applicable with respect to any claims for Damages against any party resulting from such party’s own fraud or willful misrepresentation, and any such claim shall survive for the period of the statute of limitations applicable thereto.

           (e) Insurance; Governmental Cost Reimbursements. Parent agrees to use commercially reasonable efforts (and to cause the Surviving Corporation to use commercially reasonable efforts) to seek appropriate insurance coverage and governmental reimbursement for Damages related to any Environmental Liability. In the event that Parent has filed a claim for indemnification relating to any Environmental Liability under this Article XI, Parent shall not be entitled to receive an indemnification payment in respect of such claim until the earlier of the following: (i) Parent receives notice from the applicable insurance carrier or Governmental Entity as to the disposition of its request for insurance coverage or governmental reimbursement, as the case may be; and (ii) 90 days from the submission of the request for such insurance coverage or governmental reimbursement. To the extent that Parent or the Surviving Corporation receives any amounts from the applicable insurance company or Governmental Entity, as the case may be, with respect to such Environmental Liability, any payment due from the Escrowed Stockholders pursuant to this Article XI with respect thereto shall be net of any insurance proceeds or governmental cost reimbursements actually realized by the Indemnified Parties in respect of such claim. In addition, to the extent Parent has received indemnification payments from or on behalf of the Escrowed Stockholders in accordance with this Article XI and later receives reimbursement for such Damages from any Governmental Entity, Parent shall deliver an amount equal to the amount reimbursed to either the Escrowed Stockholders pro rata in accordance with the amounts contributed to the Escrow Fund by each such Escrowed Stockholder (but only if the Escrow Agreement has terminated or expired in accordance with its terms) or the Escrow Agent, in which case such amount shall be deemed to again be part of the Escrow Fund, and shall be distributed and applied in accordance with the terms of the Escrow Agreement.

           (f) SWM Acquisition Agreements. Parent agrees to use commercially reasonable efforts (and to cause the Surviving Corporation and the Subsidiaries to use commercially reasonable efforts) to seek indemnification pursuant to the SWM Acquisition Agreements for all claims for which indemnification is available, including without limitation the San Diego Indemnification Claim. To the extent that Parent or the Surviving Corporation receives any amounts as a result of its claim for indemnification under the SWM Acquisition Agreements, any payment due from the Escrowed Stockholders pursuant to this Article XI with respect thereto shall be net of any payments actually realized by the Indemnified Parties pursuant to the SWM Acquisition Agreements in respect of such claim. In addition, to the extent Parent has received indemnification payments from or on behalf of the Escrowed Stockholders in accordance with this Article XI and later receives indemnification for such Damages pursuant to the SWM Acquisition Agreements, Parent shall deliver an amount equal to the amount reimbursed to either the Escrowed Stockholders pro rata in accordance with the amounts contributed to the Escrow Fund by each such Escrowed Stockholder (but only if the Escrow Agreement has terminated or expired in accordance with its terms) or the Escrow Agent, in which case such amount shall be deemed to again be part of the Escrow Fund, and shall be distributed and applied in accordance with the terms of the Escrow Agreement.

           (g) Environmental Liabilities. Notwithstanding any other provision of this Agreement to the contrary, the indemnification obligations to any Indemnified Party under this Article XI shall not apply to any Damages:

(i) arising from any condition that was not an Environmental Liability as of the Closing Date; provided, however, that the immediately preceding clause shall not bar or otherwise limit such Indemnified Party’s right to indemnification with respect to Damages incurred by such Indemnified Party in connection with the Remediation of the migration after the Closing Date of Hazardous Substances initially Released prior to the Closing Date; or

(ii) attributable to the failure of such Indemnified Party to make commercially reasonable efforts to conduct Remediation in a cost-effective manner.

     11.03. Procedures for Third Party Claims.

           (a) The parties seeking indemnification under Sections 11.02 (the “Indemnified Parties”) agree to give prompt notice to the parties from whom indemnity is sought (the “Indemnifying Parties”) of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought under Section 11.02 (the “Third Party Claims”); provided, however, that notice to the Indemnifying Parties shall be provided to the Representative by the Indemnified Parties. The failure by any Indemnified Party so to notify the Representative in accordance with this Section 11.03(a) shall not relieve any Indemnifying Party from any liability which it may have to such Indemnified Party with respect to any claim made pursuant to this Section 11.03, except to the extent such failure shall actually prejudice an Indemnifying Party.

           (b) Upon receipt of notice from the Indemnified Parties pursuant to Section 11.03(a), the Representative shall have ten days to notify such Indemnified Parties as to whether it elects to assume the defense and control of such Third Party Claims, which defense and control shall be subject at all times to the provisions of Section 11.03(c). In the event that the Representative elects to defend a Third Party Claim, the Representative shall allow the Indemnified Parties a reasonable opportunity to participate in the defense of such Third Party Claims with their own counsel and at their own expense (except as provided in Section 11.03(d)). The Representative shall select counsel, contractors and consultants of recognized standing and competence after consultation with the Indemnified Parties; shall take all steps necessary in the defense or settlement of such Third Party Claims; and shall at all times diligently and promptly pursue the resolution of such Third Party Claims.

           (c) In the event that the Representative elects to defend a Third Party Claim, the Representative shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, without the consent of any Indemnified Party; but only if the Indemnifying Parties or the Representative shall (1) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement; (2) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or adversely affect any Indemnified Party or to the conduct of any Indemnified Party’s business; and (3) obtain, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim.

           (d) Subject to Section 11.02(c), the Indemnifying Parties shall also be liable for the reasonable fees and expenses of counsel (which fees and expenses shall be satisfied out of the Escrow Fund) incurred by each Indemnified Party in defending any Third Party Claim if (i) such Third Party Claim, if successful, is likely to result in a judgment, decree or order of injunction or other equitable relief or relief for other than money Damages against such Indemnified Party; or (ii) the Indemnified Party reasonably concludes that the Indemnifying Parties and such Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Claim; provided, however, that the Indemnifying Parties shall not be liable for the fees and expenses of more than one such additional counsel pursuant to this Section 11.03(d)(ii).

           (e) In the event that the Representative fails to elect to assume the defense and control of any Third Party Claim (whether explicitly or by failing to notify the Indemnified Parties within the time period set forth in Section 11.03(b)), the Indemnified Parties shall have the full right to defend against any such claim and shall be entitled to settle or agree to pay in full such claim. Notwithstanding the foregoing, under no circumstances shall a Third Party Claim be settled or compromised by any Indemnified Party without the prior written consent of the Representative, which consent shall not be unreasonably withheld or delayed.

           (f) In all events and circumstances, the Representative and the Indemnified Parties shall, and shall cause each of their Affiliates and representatives to, cooperate fully in the defense of any Third Party Claim subject to this Article XI.

     11.04. Procedures for Direct Claims. In the event any Indemnified Party should have a claim for indemnity against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Representative. The failure by any Indemnified Party so to notify the Representative shall not relieve the Indemnifying Parties from any liability that they may have to such Indemnified Party with respect to any claim made pursuant to this Section 11.04, it being understood that notices for claims in respect of a breach of a representation or warranty must be delivered prior to the expiration of the survival period for such representation or warranty under Section 11.01, except to the extent such failure shall actually prejudice an Indemnifying Party. If the Representative does not notify the Indemnified Party within thirty calendar days following its receipt of such notice that the Representative disputes the Indemnifying Parties’ liability to the Indemnified Party under this Article, or the amount thereof, the claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under this Article XI, and the Representative shall pay or cause to be paid the amount of such liability (which shall not exceed the total amount of Damages incurred by the Indemnified Party) to the Indemnified Party on behalf of the Indemnifying Parties (by authorizing a release of funds from the Escrow Fund or otherwise) on demand or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or such portion of such claim) becomes finally determined. If the Representative has timely disputed the liability of the Indemnifying Parties with respect to such claim as provided above, or the amount thereof, the Representative and the Indemnified Party shall resolve such dispute in accordance with Section 13.08.

     11.05. Release of Escrow Fund. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Closing and shall terminate on the third anniversary of the Closing Date (the “Escrow Period”); provided, however, that on the date which is eighteen months after the Closing Date (the “First Payout Date”), the Escrow Agent shall deliver to the Escrowed Stockholders in proportion to their contributions to the Escrow Fund an amount equal to the lesser of (a) $10 million plus two-thirds of the interest, dividends or other income earned on the Escrow Amount, less the pro rata portion of any transaction costs associated therewith; and (b) the difference between the amount remaining in the Escrow Fund and the amount necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate (as defined in the Escrow Agreement) delivered to the Escrow Agent prior to the First Payout Date with respect to facts and circumstances existing prior to the First Payout Date; and provided, further, that the Escrow Period shall not terminate with respect to any amount which, in the reasonable judgment of Parent, subject to the reasonable objection of the Representative and the subsequent resolution of the matter as provided in Section 6 of the Escrow Agreement, is necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate (as defined in the Escrow Agreement) delivered to the Escrow Agent prior to the termination of such Escrow Period with respect to facts and circumstances existing prior to the termination of such Escrow Period      . Upon the termination of the Escrow Period, the remaining portion of the Escrow Fund not required to satisfy any unsatisfied claims (identified as described above) shall be disbursed to the Escrowed Stockholders ratably in proportion to their respective contributions to the Escrow Fund. As soon as any unsatisfied claim has been resolved and any obligations with respect thereto have been satisfied, the Escrow Agent shall deliver to the Escrowed Stockholders in proportion to their contributions to the Escrow Fund all portions of the Escrow Fund not required to satisfy any remaining unsatisfied claim.

ARTICLE XII
TERMINATION

     12.01. Termination. This Agreement may be terminated at any time prior to the Closing:

           (a) by mutual written agreement of the parties hereto;

           (b) by either Parent or the Company if the Closing shall not have been consummated by July 15, 2002, or such later date, on or before September 30, 2002, which is one week after all the requirements under the HSR Act have been satisfied (the “End Date”); provided, however, that in the event that all of the closing conditions in Article X other than the condition set forth in Section 10.02(j) have been satisfied (or waived by the appropriate party), and the only remaining condition to closing is the determination of Closing Net Debt by the Accounting Referee, the End Date shall be extended for a period not to exceed two business days pending delivery of the Accounting Referee’s determination of Closing Net Debt in accordance with Section 3.06; provided, further, however, that neither Parent nor the Company may terminate this Agreement pursuant to this Section 12.01(b) if the Closing shall not have been consummated by the End Date by reason of the failure of such party or any of its Affiliates to perform in all material respects any of its or their respective covenants or agreements contained in this Agreement.

           (c) by Parent, if a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Sections 10.01 or 10.02 not to be satisfied, and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within thirty business days following receipt by the Company of notice of such breach from Parent;

           (d) by the Company, if a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Sections 10.01 or 10.03 not to be satisfied, and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within thirty business days following receipt by Parent of notice of such breach from the Company or the Representative;

           (e) by either Parent or the Company if there shall be any law or regulation that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if consummation of the transactions contemplated by this Agreement would violate any non-appealable final order, decree or judgment of any court or governmental body having competent jurisdiction; or

           (f) by Parent within ten business days of the complete disclosure by the Company of any Addition or Additions that, taken individually or in the aggregate, would impact the Company’s ability to satisfy any of the conditions set forth in Section 10.02 in any material respect unless such Addition or Additions relates to a breach of representations, warranties, covenants or agreements that is able to be cured, in which case Parent may only terminate this Agreement if such breach has not been cured before the earlier to occur of the End Date and thirty days after such disclosure.

     12.02. Effect of Termination. If this Agreement is terminated as permitted by Section 12.01, such termination shall be without liability of any party (or any Affiliate or representative of such party) to any other party, except that if such termination shall result from the (i) failure of any party to this Agreement to perform a covenant or agreement contained in this Agreement, (ii) breach by any party to this Agreement of any representation or warranty contained in this Agreement made as of the date of this Agreement or (iii) willful or grossly negligent acts or omissions resulting in a breach by any party to this Agreement of any representation or warranty (other than a breach of any representation or warranty specified in clause (ii) contained in this Section), such party shall be fully liable for any and all Damages incurred or suffered by any other party as a result of such failure or breach. The provisions of Sections 7.02(b), 12.02 and 13.03, along with the Confidentiality Agreement, shall survive any termination of this Agreement pursuant to Section 12.01.

ARTICLE XIII
MISCELLANEOUS

     13.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing signed by or on behalf of the party making the same, will specify the Section under this Agreement pursuant to which it is given or made, and will be delivered personally or by telecopy transmission or sent by registered or certified mail (return receipt requested) or by any international overnight courier service and shall be given,

if to Parent or Acquisition or, after the Effective Time, to the Surviving Corporation, to:	United Defense Industries, Inc. 1525 Wilson Boulevard, Suite 700 Arlington, Virginia 22209-6196 Telecopier: (703) 312-6196 Attention: David Kolovat

with a copy to: (which shall not constitute notice)	Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, D.C. 20036 Telecopier: (202) 467-0539 Attention: Stephen I. Glover

if prior to the Effective Time, to the Company, to:	United States Marine Repair, Inc. 750 West Berkley Avenue Norfolk, VA 23523 Telecopier: (757) 494 4184 Attention: Alexander Krekich

if to the Representative, to:	TC Group, L.L.C. 1001 Pennsylvania NW # 220S Washington, DC 20004-2505 Telecopier: (202) 347 1818 Attention: Allan Holt

in the case of notice to the Company or the Representative, with a copy to: (which shall not constitute notice)	Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, NY 10103-00400 Telecopier: (917) 206 8100 Attention: Michael Swidler

or to such other address or telecopy number and with such other copies, as such party may hereafter specify for the purpose by notice to the other parties. Each such notice, request or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and evidence of receipt is received or (ii) if given by any other means, upon delivery or refusal of delivery at the address specified in this Section. For the purposes of this Agreement, delivery of notice to the Representative in accordance with this Section 13.01 constitutes valid delivery of notice to each Escrowed Stockholder. In addition, delivery of notice by the Representative on behalf of any Escrowed Stockholder in accordance with this Section 13.01 constitutes valid delivery of notice by such Escrowed Stockholder.

     13.02. Amendments; No Waivers.

           (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Parent, the Company (or, after the Closing, the Surviving Corporation) and the Representative, or in the case of a waiver, by Parent or the Company if the waiver is to be effective against Parent and Acquisition or the Company, respectively, or by the Representative if the waiver is to be effective against any Escrowed Stockholder.

           (b) No failure or delay by any party (or the Representative) in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     13.03. Expenses.

           (a) Subject to the satisfaction of Seller Expenses at the Closing, and except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

           (b) In the event that the Company terminates this Agreement pursuant to Section 12.01(d) as a result of a breach by Parent of the representation set forth in Section 5.05 (“Financing Termination”), Parent agrees to pay the Company an amount equal to $5 million; provided, however, that upon the occurrence of a Financing Termination, Parent shall have no further liability to the Company or any Subsidiary in connection with, or resulting from, this Agreement or the failure to consummate the transactions contemplated hereby.

     13.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Parent may transfer or assign, in whole or from time to time in part, to one or more of its Affiliates, its rights and obligations under this Agreement, the Escrow Agreement and the agreements, documents and certificates referenced herein and therein, but no such transfer or assignment will relieve Parent of its obligations hereunder or thereunder.

     13.05. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to its conflicts of law rules).

     13.06. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto, whether by facsimile or otherwise.

     13.07. Entire Agreement. This Agreement (and any other agreements contemplated hereby) and the Confidentiality Agreement dated April 18, 2002 (the “Confidentiality Agreement”) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, among the parties with respect to the subject matter of this Agreement. No other representation, inducement, promises, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     13.08. Dispute Resolution.

           (a) Any dispute, controversy or claim arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, including claims seeking redress or asserting rights under Applicable Law (a “Dispute”), shall be resolved in accordance with the procedures set forth in this Section 13.08. Until completion of such procedures, no party may take any action to force a resolution of a Dispute by any judicial or similar process, except to the limited extent necessary to (i) avoid expiration of a claim that might eventually be permitted by this Agreement or (ii) obtain interim relief, including injunctive relief, to preserve the status quo or prevent irreparable harm.

           (b) Any party seeking resolution of a Dispute shall first submit the Dispute for resolution by mediation pursuant to the Center for Public Resources Model Procedure for Mediation of Business Disputes as then in effect. Mediation will continue for at least sixty days unless the mediator chooses to withdraw sooner.

           (c) All communications among the parties or their representatives in connection with the attempted resolution of any Dispute shall be deemed to have been delivered in furtherance of a Dispute settlement and shall be exempt from discovery and production and shall not be admissible in evidence (whether as an admission or otherwise) in any proceeding for the resolution of the Dispute.

           (d) If a Dispute is not resolved by mediation undertaken pursuant to paragraph (b), then any party may take action to force resolution of the Dispute by judicial process. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY FEDERAL COURT LOCATED WITHIN THE COMMONWEALTH OF VIRGINIA, UNITED STATES OF AMERICA AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR ANY AGREEMENT OR INSTRUMENT EXECUTED HEREUNDER SHALL BE LITIGATED IN SUCH COURTS, AND EACH OF THE PARTIES WAIVES ANY OBJECTION WHICH IT MAY HAVE BASED ON IMPROPER VENUE OR FORUM NON CONVENIENS TO THE CONDUCT OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT, AND CONSENTS TO ALL SUCH SERVICE OF PROCESS MADE IN THE MANNER SET FORTH IN SECTION 13.01. Nothing contained in this Section 13.08 shall affect the right of any party to serve legal process on any other party in any other manner permitted by law.

     13.09. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

     13.10. Knowledge. As used herein, any references to “the knowledge of the Company” or “known to the Company” or words of similar import shall mean the actual knowledge of the Significant Employees and Lloyd Schwartz, general counsel for the Company, together with the knowledge a reasonable business person would have obtained after making reasonable inquiry and exercising reasonable diligence with respect to the matters at hand.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS HEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers on the day and year first above written.

PARENT:

UNITED DEFENSE INDUSTRIES, INC. By: /s/ THOMAS W. RABAUT Name: Thomas W. Rabaut Title: President and Chief Executive Officer

ACQUISITION:

UDII TORCH ACQUISITION CORPORATION By: /s/ FRANCIS RABORN Name: Francis Raborn Title: President

THE COMPANY:

UNITED STATES MARINE REPAIR, INC. By: /s/ B. EDWARD EWING Name: B. Edward Ewing Title: Chairman of the Board

THE REPRESENTATIVE:

TC GROUP, L.L.C., solely in its capacity as the Representative

By: TCG Holdings, L.L.C, its Managing Member

By: /s/ LESLIE L. ARMITAGE Name: Leslie L. Armitage Title: Managing Director

[Signature Page to United Defense / United States Marine Repair Merger Agreement]

EXHIBIT I

TAX MATTERS

     I.01. Tax Definitions. The following terms, as used herein, have the following meanings:

     "Code” means the United States Internal Revenue Code of 1986, as amended.

     "Post-Closing Tax Period” means any Tax period (or portion thereof) ending after the Closing Date.

     "Pre-Closing Tax Liabilities” means (i) all Taxes of the Company or the Subsidiaries imposed for any Pre-Closing Tax Period, (ii) all Taxes of the Company or the Subsidiaries imposed for a Straddle Period that are allocable to a Pre-Closing Tax Period and (iii) all Transfer Taxes. For purposes of the preceding sentence any income Taxes for a Straddle Period shall be allocated between the Pre-Closing Tax Periods and the Post-Closing Tax Periods of the Company or any Subsidiary based on the actual operations of the Company or any Subsidiary during the portion of such period ending on the Closing Date and the portion of such period beginning on the day following the Closing Date. All Taxes other than income Taxes relating to a Straddle Period shall be allocated between the Pre-Closing Tax Periods and the Post-Closing Tax Periods of the Company or any Subsidiary based on the number of days during the portion of such period occurring on and before the Closing Date and the number of days during such period occurring after the Closing Date.

     "Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the close of business on the Closing Date.

     "Straddle Period” means any Tax period that begins before and ends after the Closing Date.

     "Tax” means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, franchise, capital, paid-up capital, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, or other like assessment or charge or any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental authority (domestic or foreign) responsible for the imposition of any such tax.

     "Tax Authority” means any governmental authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

     "Tax Return” means any return, declaration, report, statement, information statement and other document required to be filed with respect to Taxes.

     "Transfer Taxes” means share transfer taxes assessed by any Tax Authority, if any, in connection with the consummation of the transactions contemplated by this Agreement.

     I.02. Tax Matters. The Company hereby represents and warrants to Parent and Acquisition that:

           (a)     The Company and each Subsidiary has filed on a timely basis (taking into account extensions) with the appropriate Tax Authorities all Tax Returns required to be filed by the Applicable Laws of any jurisdiction, all Taxes shown on such Tax Returns have been timely paid in full and all such returns are true, correct and complete in all material respects.

           (b)     The Company and the Subsidiaries have (i) paid all Taxes (including any estimated Tax payments) due and payable by the Company or any Subsidiary, and all interest and penalties due thereon, and (ii) established reserves in the Reference Balance Sheet for the payment of Tax liabilities at least equal to the amount of the Pre-Closing Tax Liabilities as of the Reference Date.

           (c)     Schedule I.02(c) lists all material federal, state, local and foreign income Tax Returns filed with respect to any of the Company and its Subsidiaries for the six taxable years ending prior to the date hereof, indicates those Tax Returns that have been audited, and indicates those Tax Returns that are currently the subject of audit.

           (d)     No claim has been made and remains outstanding by any Taxing Authority in any jurisdiction where the Company does not file Tax Returns that it is or may be subject to Tax by that jurisdiction.

           (e)     Schedule I.02(e) contains: (i) a complete and accurate description of all Tax-related litigation, proceedings or claims pending or threatened in writing to be claimed against the Company or any Subsidiary involving Tax amounts in excess of $25,000; (ii) the Tax amounts claimed or threatened in writing to be claimed in connection with all such Tax-related litigation, proceedings, audits, examinations or claims; and (iii) the amounts of the related provisions made in the books of account of the Company or any Subsidiary to cover all risks and costs associated with all such Tax-related litigation, proceedings or claims.

           (f)     None of the Company or its Subsidiaries has in force any waivers of statutes of limitations with respect to any Taxes or any extension of time with respect to a Tax assessment or deficiency.

           (g)     All assessments made against the Company as a result of any examinations by any Taxing Authority have been fully paid.

           (h)     There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company.

           (i)     Neither the Company nor any of its Subsidiaries is party to or bound by any tax indemnity, tax sharing or tax allocation agreement that will create an obligation that will survive the Closing.

           (j)     Neither the Company nor any of its Subsidiaries is a party to or bound by any closing agreement or offer to compromise with any Taxing Authority.

           (k)     The Company (i) has not been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local, or foreign Tax purposes, other than a group of which it is presently a member; (ii) has no liability for Taxes of any person (other than the Company and the Subsidiaries) under Treasury Regulation 1.1502-6 (or any corresponding provision of state, local or foreign income Tax law), as transferee or successor, by contract or otherwise; (iii) has not filed a consent pursuant to the collapsible corporation provisions of Section 341(f) of the Code (or any corresponding provision of state, local, or foreign income Tax law) or agreed to have Section 341(f)(2) of the Code (or any corresponding provision of state, local, or foreign income Tax law) apply to any disposition of any asset owned by it; (iv) has not made a consent dividend election under Section 565 of the Code; (v) has not been a personal holding company under Section 542 of the Code; and (vi) has not participated in an international boycott within the meaning of Section 999 of the Code.

           (l)     None of the assets of the Company is property that the Company is required to treat as being owned by any other person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended; none of the assets of the Company directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code; none of the assets of the Company is “tax exempt use property” within the meaning of Section 168(h) of the Code.

           (m)     Except as set forth on Schedule I.02(m), the Company has not agreed to make, nor is it required to make, any adjustment under Sections 481(a) or 263(A) of the Code or any comparable provision of state, local or foreign Tax laws by reason of a change in accounting method or otherwise.

           (n)     Neither the Company nor any Subsidiary is party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in connection with this Agreement or any change of control of the Company, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

           (o)     Except in connection with teaming arrangements, the Company is not a party to any joint venture, partnership, or other arrangement or contract that could be treated as a partnership for federal income tax purposes.

           (p)     The Company is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.

     I.03. Tax Procedures and Tax Indemnification.

           (a)     The Parent shall prepare, or cause to be prepared, and shall file, or cause to be filed, all Tax Returns of the Surviving Corporation and the Subsidiaries required to be filed after the Closing Date. With respect to any Tax Return of the Company or the Subsidiaries for any period ending on or before the Closing Date, or beginning before the Closing Date and ending after the Closing Date, that is required to be filed after the Closing Date, the Parent shall cause to be included in such Tax Return all items of income, gain, loss, deduction, credit or other items required to be included therein and at least thirty (30) days prior to the due date (including extensions) of such Tax Return shall furnish a copy of such Tax Return to the Representative. The Parent shall permit the Representative to review and comment on each such Tax Return and shall make such revisions to such Tax Return as reasonably requested by the Representative in order to make such Tax Return consistent with the practice followed in prior years by the Company or the Subsidiaries with respect to similar Tax Returns, provided that Parent shall have no obligation to make any such revision which Parent believes in good faith violates or is contrary to any Applicable Law. The Parent shall be responsible for the timely payment of all Taxes due with respect to the period covered by such Tax Return.

           (b)     The Escrowed Stockholders shall be jointly and severally liable for and shall indemnify and hold harmless Parent, the Surviving Corporation and the Subsidiaries with respect to all Taxes imposed and all related costs and expenses, including litigation costs and reasonable attorneys’ and accountants’ fees and disbursements, incurred (all herein referred to as “Tax Losses”) as a result of any breach of any representation, warranty, covenant or agreement of the Company under this Agreement, provided that the Escrowed Stockholders shall not be required to indemnify or pay Parent, the Surviving Corporation or the Subsidiaries for any Tax Loss to the extent such Tax Loss is attributable to a Tax Return position taken by Parent, the Surviving Corporation or the Subsidiaries if (A)(i) Representative requested such position be revised pursuant to Section I.03(a); (ii) such position was not consistent with the practice followed in prior years by the Company or the Subsidiaries, as applicable, with respect to similar Tax Returns; (iii) there is substantial authority (within the meaning of Treasury Regulation section 1.6662-4(d)) for such position; and (iv) the Service has not successfully challenged such position for any prior period of the Company or the Subsidiaries, as applicable, or (B) in the case of any position not addressed by the practice followed in prior years with respect to similar Tax Returns, such position is contrary to Applicable Law. For purposes of determining the amount of Tax Losses for which the Escrowed Shareholders are responsible pursuant to this Section 1.03(b) with respect to any Pre-Closing Tax Period, any Tax benefit or deduction (including any net operating loss, carry-forward or carry-back) that inures to the benefit of the Company as a result of (x) the exercise of any Option after the date of this Agreement, or (y) any payment in respect of the cancellation of any Option in accordance with Section 3.04, shall be disregarded and the amount of Tax Losses with respect to any Pre-Closing Tax Period shall be calculated as though such Tax benefit or deduction were not available to the Company.

           (c)     Except as otherwise provided in Section I.03(b), after the Closing Date, Parent, the Surviving Corporation and the Subsidiaries shall be solely responsible for all Taxes of the Parent, the Company, Surviving Corporation and the Subsidiaries and any costs or expenses with respect to such Taxes indemnified hereunder, and Parent shall indemnify, defend and hold the Escrowed Stockholders harmless from any and all such Taxes.

           (d)     Parent and the Company agree that if the Company is permitted under Applicable Law to treat the Closing Date as the last day of a taxable period, it will do so.

           (e)     Parent and the Company agree that Parent’s obligation to pay any Option Amounts required by Section 3.04(b) of this Agreement (the “Option Obligation”) is properly allocable to the Post-Closing Tax Period for purposes of Treasury Regulation section 1.1502-76(b)(ii)(B) and any deduction or other tax impact to the Company in respect of the Option

Obligation shall be reflected in the consolidated return of the Parent and not in any Pre-Closing Tax Period Return of the Company and its Subsidiaries. Parent and the Company further agree to report and file all Tax Returns consistent with the preceding sentence and shall take no position or action contrary thereto unless required to do so by Applicable Laws pursuant to a final determination. For the avoidance of any doubt, the Escrowed Stockholders shall not be obligated to indemnify to any extent Parent, the Surviving Corporation or the Subsidiaries for any failure to obtain any deduction or other Tax benefit associated with the Options unless such failure results from the breach of a Company representation.

           (f)     The Representative, the Escrowed Shareholders, Parent, the Surviving Corporation, the Subsidiaries and their respective Affiliates shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation, review and filing of Tax Returns pursuant to the Section I.03 and any audit, litigation or other proceeding (each a “Proceeding”) with respect to Taxes covered by this Section I.03. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such preparation, filing or review of such Tax Returns or Proceedings and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Representative, the Escrowed Shareholders, Parent, the Surviving Corporation, the Subsidiaries and their respective Affiliates shall retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by a party, any extensions thereof) of the respective taxable periods.

(g) (i) If Parent files a Tax Return pursuant to Section I.03(a) and the Pre-Closing Tax Liabilities based on such Tax Return result in the breach of Section I.02(b) of this Agreement then (subject to the limitations on indemnification set forth in Section I.03(b) or otherwise provided in this Agreement) the Escrowed Stockholders shall indemnify Parent for and pay the amount of the associated Tax Loss to Parent within thirty (30) days.

(ii) If a claim (an “Indemnified Tax Claim”) shall be made by any Taxing Authority that, if successful, would result in the indemnification of a party or parties (the “Tax Indemnified Party”) under this Agreement, the Tax Indemnified Party shall promptly notify the party or parties (the “Tax Indemnifying Party”) obligated under this Agreement to indemnify the Tax Indemnified Party in writing of such fact; provided, however, that the failure to so notify the Tax Indemnifying Party shall not relieve it from any Liability which it may have to the Tax Indemnified Party to the extent that the Tax Indemnifying Party is not prejudiced by such failure;

(iii) The Tax Indemnifying Party shall have the right, at its sole expense, to control the defense, prosecution, settlement or compromise of the Indemnified Tax Claim, and the Tax Indemnified Party shall take such action in connection with contesting such claim as the Tax Indemnifying Party shall reasonably request in writing from time to time, including the selection of counsel and experts and the execution of powers of attorney; provided that (A) within 30 days after the notice required by paragraph (i) of this subsection has been delivered (or such earlier date that any payment of Taxes is due by the Tax Indemnified Party but in no event sooner than 15 days after the Tax Indemnifying Party’s receipt of such notice), the Tax Indemnifying Party requests that such claim be contested, (B) the Tax Indemnifying Party shall have agreed to pay to the Tax Indemnified Party all costs and expenses that the Tax Indemnified Party incurs in connection with contesting such claim (including reasonable attorneys’, accountants’ and experts’ fees and disbursements), and (C) if the Tax Indemnified Party is requested by the Tax Indemnifying Party to pay any Tax claimed and sue for a refund, or if the Indemnified Tax Claim is otherwise paid, the Tax Indemnifying Party shall have advanced to the Tax Indemnified Party, on an interest-free basis, the amount of such claim. The Tax Indemnified Party shall not make any payment of such Indemnified Tax Claim for at least 30 days (or such shorter period as may be required by Applicable Law) after the giving of the notice required by paragraph (i) of this subsection, shall give to the Tax Indemnifying Party any information reasonably requested relating to such claim, and otherwise shall cooperate with the Tax Indemnifying Party in good faith in order to contest effectively any such claim. The Representative shall consult with Parent with respect to the resolution of any issue that can reasonably be expected to have an adverse affect on the Surviving Corporation or any of the Subsidiaries for any period ending after the Closing Date, and will not settle any such issue, or file any amended Tax Return relating to any such issue without the consent of Parent, which consent shall not be unreasonably withheld.

(iv) Subject to the provisions of the preceding paragraph, the Tax Indemnified Party shall enter into a settlement of such contest with the applicable Taxing Authority or prosecute such contest to a determination in a court or other tribunal of initial or appellate jurisdiction, all as the Tax Indemnifying Party may reasonably request;

(v) Promptly after the extent of the Liability of the Tax Indemnified Party with respect to a claim shall be established by the final judgment or decree of a court or a final and binding settlement with a governmental authority having jurisdiction thereof, the Tax Indemnifying Party shall pay to the Tax Indemnified Party the amount of any Tax Losses to which the Tax Indemnified Party may become entitled by reason of the provisions of this Section 1.03.

(vi) If, after receipt by the Tax Indemnified Party of an amount advanced by the Tax Indemnifying Party pursuant to paragraph (ii)(C) of this subsection, the extent of the Liability of the Tax Indemnified Party with respect to the Indemnified Tax Claim shall be established by the final judgment or decree of a court or other tribunal or a final and binding settlement with a governmental authority having jurisdiction thereof, the Tax Indemnified Party shall promptly repay to the Tax Indemnifying Party the amount advanced to the extent of any refund received by the Tax Indemnified Party with respect to such claim together with any interest received thereon from the applicable Taxing Authority, net of any Tax Losses suffered by the Tax Indemnified Party with respect to such claim.

(vii) For purposes of the notice and contest control provisions of paragraphs (i), (ii) and (iii) of this subsection, the Representative shall act on behalf of the Escrowed Stockholders in accordance with this Agreement and the Escrow Agreement. All amounts to be paid by the Escrowed Stockholders pursuant to paragraphs (ii) and (iv) of this subsection, and all amounts that the Escrowed Stockholders are entitled to receive pursuant to paragraph (v) of this subsection, shall be paid or received in accordance with this Agreement and the Escrow Agreement.

           (h)     In the event of a conflict between the provisions of this Exhibit I and any other provisions of this Agreement, the provisions of this Exhibit I shall control; provided, however, that in all events the liability and indemnification obligations of the Escrowed Shareholders under this Exhibit I shall be subject to the limitations set forth in Article XI.

EXHIBIT II

EMPLOYEE BENEFITS

     II.01. Employee Benefits Definitions. The following terms, as used herein, have the following meanings:

     “Employee Benefit Plan” means each plan, fund, program, scheme, agreement, or arrangement (other than an Employee Retirement Plan) that is or has been directly or indirectly sponsored, maintained, or provided by the Company or any Subsidiary and that provides or provided a material benefit of value to current or former employees or directors of the Company, any Subsidiary or the dependents of any of them, including, but not limited to, incentive compensation, equity compensation, medical benefits, vacation, severance or termination pay, and unemployment benefits. The term Employee Benefit Plan also includes any “employee welfare benefit plan” as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that has been directly or indirectly sponsored, maintained or provided by the Company or any Subsidiary.

     “Employee Retirement Plan” means each plan, fund, program, scheme, or other arrangement providing retirement or retirement-type benefits, including, but not limited to, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA, under which the Company or any Subsidiary has or had an obligation, whether under Applicable Law, pursuant to a contract, or otherwise.

     “ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company, would be deemed to constitute a “single employer” within the meaning of Section 4001 of ERISA.

     II.02. Employee Benefits Representations. The Company hereby represents and warrants to Parent that:

           (a) Each of the Company and its Subsidiaries has performed its obligations under each Employee Retirement Plan and Employee Benefit Plan, and each Employee Retirement Plan and Employee Benefit Plan and each trust or other funding medium, if any, established in connection therewith has at all times been established, maintained and operated in compliance with its terms and the requirements prescribed by Applicable Law, including ERISA and the Code, except for such failures to perform and such failures to operate in compliance with the terms thereof and Applicable Law that could not reasonably be expected to result in a Material Adverse Effect.

           (b) Except as set forth on Schedule II.02(b), the Company and the Subsidiaries have complied with the minimum funding requirements of ERISA and Section 412 of the Code with respect to each Employee Retirement Plan and, except for any failure that could not reasonably be expected to result in a Material Adverse Effect, all contributions required to be made under the terms of any Employee Retirement Plan or Employee Benefit Plan as of the date hereof have been timely made.

           (c) The Company has furnished to the Parent a copy of all Employee Retirement Plans and Employee Benefit Plans, a true and complete list of which is set forth on Schedule II.02(c). In respect of each Employee Retirement Plan and Employee Benefit Plan, a complete and correct copy of each of the following documents (if applicable) has been made available to Parent: (i) the most recent plan or written agreement thereof, and all amendments thereto and all related trust documents; (ii) the most recent summary plan description, and all related summaries of material modifications thereto; (iii) the two most recent Forms 5500 (including, schedules and attachments); (iv) the most recent Internal Revenue Service (“IRS”) determination letter; (vi) the most recent actuarial report, and (vii) each trust agreement or group annuity contract.

           (d) Except as set forth in Schedule II.02(d):

(i) The files and records of the Company and the Subsidiaries accurately reflect in all material respects the employment histories of the employees and former employees of the Company and the Subsidiaries, including their hours of service.

(ii) With respect to each Employee Retirement Plan and Employee Benefit Plan, assets of such plan equal or exceed liabilities.

(iii) The Company and the Subsidiaries have not incurred, and to the Company’s knowledge, no facts exist that reasonably could be expected to result in any material liability to the Company or any Subsidiary with respect to any Employee Benefit Plan or any Employee Retirement Plan under any Applicable Law (other than to pay premiums, contributions or benefits in the ordinary course). There are no individuals who are classified as consultants or independent contractors of the Company or the Subsidiaries who are entitled to receive benefits under any Employee Retirement Plan or Employee Benefit Plan, other than any misclassifications that would not reasonably be expected to result in a Material Adverse Effect.

(iv) With respect to those Employee Retirement Plans that are intended to be qualified under Section 401(a) of the Code, either (1) such Employee Retirement Plans have been the subject of determination letters from the IRS to the effect that such Employee Retirement Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor has any event occurred since the date of its most recent determination letter or application therefor that would adversely affect its qualification or increase its costs, or (2) timely applications for such determination letters are now pending and the Company is not aware of any reason why such Employee Retirement Plan is not so qualified.

(v) There are no pending or, to the Company’s knowledge, threatened actions, claims, or proceedings against or relating to any Employee Retirement Plan or Employee Benefit Plan (other than routine benefit claims for benefits thereunder).

(vi) No “prohibited transaction” (as such term is used in Section 4975 of the Code and/or Section 406 of ERISA and other than a transaction that is exempt under a statutory or administrative exemption) has occurred with respect to any Employee Retirement Plan or Employee Benefit Plan that could result in liability to the Company or a Subsidiary.

(vii) With respect to each Employee Retirement Plan currently or formerly maintained by the Company, a Subsidiary or an ERISA Affiliate, none of the foregoing has incurred, nor do any of the foregoing reasonably expect to incur, any liability to the Employee Retirement Plan or to the Pension Benefit Guaranty Corporation (“PBGC”) in connection with any Employee Retirement Plan, including, without limitation, any liability under Section 4069 of ERISA or any penalty imposed under Section 4071 of ERISA, or ceased operations at any facility or withdrawn from any Employee Retirement Plan in a manner which could subject it to liability under Section 4062, 4063 or 4064 of ERISA, or knows of any facts or circumstances that might give rise to any liability of the Company, a Subsidiary or an ERISA Affiliate to the Employee Retirement Plan or to the PBGC under Title IV of ERISA that could reasonably be anticipated to result in any claims being made against the Company, a Subsidiary or an ERISA Affiliate by the PBGC subsequent to the Closing Date.

(viii) Neither the Company, nor any Subsidiary nor any ERISA Affiliate has or has had any obligation with respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA).

(ix) No Employee Retirement Plan or Employee Benefit Plan or any related trust or other funding medium thereunder or any fiduciary thereof is, to the best knowledge of the Company, the subject of an audit, investigation or examination by any governmental or quasi-governmental agency.

(x) Except as otherwise contemplated by this Agreement, the execution of, and performance of the transaction contemplated by, this Agreement will not (either along with or upon the occurrence of any additional or subsequent events) constitute an event under any Employee Retirement Plan or Employee Benefit Plan or agreement that will or may reasonably be expected to result in any payment (whether severance pay or otherwise), acceleration, vesting or increase in benefits with respect to any employee, former employee or director of the Company or a Subsidiary, whether or not any such payment would be an “excess parachute payment” (within the meaning of Section 280G of the Code).

(xi) Neither the Company nor a Subsidiary maintains any Employee Benefit Plan which is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and the Company and its Subsidiaries are not subject to any material liability, including without limitation, additional contributions, fines, penalties or loss of tax deduction as a result of such administration and operation. No Employee Benefit Plan provides health, life insurance or death benefit coverage beyond the termination of the employee’s employment with the Company, except as required by

Part 6 of Subtitle B of Title I of ERISA or section 4980B of the Code or any state laws requiring continuation of benefits coverage following termination of employment.

(xii) The Company (or, if applicable, a Subsidiary) may terminate any Employee Retirement Plan or Employee Benefit Plan or may cease contributions to any such Plan without incurring any liability other than a benefit liability accrued in accordance with the terms of such Plan immediately prior to such termination or ceasing of contributions.

     II.03. Employees and Employee Benefit Plans.

           (a) The Company and the Subsidiaries shall continue to employ each of the employees of the Company and the Subsidiaries listed on Schedule II.03(a) who are employed as of the Closing Date. All such employees are hereinafter referred to as the “Transferring Employees.” Parent shall, for the period beginning on the Closing Date and ending on the first anniversary thereof, cause the Company and the Subsidiaries to provide to the Transferring Employees salary and employee benefits that in the aggregate are substantially similar to such salary and benefits as provided by the Company and its Subsidiaries to such Transferring Employees prior to the Closing Date.

           (b) To the extent that Transferring Employees are covered by any employee benefit plans or arrangements maintained by Parent, such Transferring Employees shall be credited for their length of service with the Company and any Subsidiary under such plans or arrangements for purposes of eligibility, vesting and any pre-existing condition limitations (but not for purposes of benefit accrual) under such plans or arrangements.

           (c) The personnel records of the employees of the Company and the Subsidiaries shall be transferred to Parent on the Closing Date.

           (d) No Transferring Employee or other current or former employee of the Company or any Subsidiary, including any beneficiary or dependent thereof, or any other person not a party to this Agreement, shall be entitled to assert any claim hereunder.

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